     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 17, 1998

                                                      REGISTRATION NO. 333-22913
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                             ASPEC TECHNOLOGY, INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)



                 DELAWARE                                     7372                                    77-0298386
     (STATE OR OTHER JURISDICTION OF              (PRIMARY STANDARD INDUSTRIAL                     (I.R.S. EMPLOYER
      INCORPORATION OR ORGANIZATION)              CLASSIFICATION CODE NUMBER)                   IDENTIFICATION NUMBER)


                             830 EAST ARQUES AVENUE
                          SUNNYVALE, CALIFORNIA 94086
                                 (408) 774-2199

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)


                               CONRAD J. DELL'OCA
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             ASPEC TECHNOLOGY, INC.
                             830 EAST ARQUES AVENUE
                          SUNNYVALE, CALIFORNIA 94086
                                 (408) 774-2199

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)


                                   COPIES TO:


              JEFFREY D. SAPER, ESQ.                             JORGE A. DEL CALVO, ESQ.
            J. ROBERT SUFFOLETTA, ESQ.                           KATHARINE A. MARTIN, ESQ.
         WILSON SONSINI GOODRICH & ROSATI                      PILLSBURY MADISON & SUTRO LLP
             PROFESSIONAL CORPORATION                               2550 HANOVER STREET
                650 PAGE MILL ROAD                              PALO ALTO, CALIFORNIA 94304
                PALO ALTO, CA 94304                                   (650) 233-4500
                  (650) 493-9300


                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

As soon as practicable after the effective date of this Registration Statement.



    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                        CALCULATION OF REGISTRATION FEE



===========================================================================================================================
                                                                 PROPOSED              PROPOSED
                                                                 MAXIMUM               MAXIMUM
        TITLE OF EACH CLASS                 AMOUNT               OFFERING             AGGREGATE             AMOUNT OF
           OF SECURITIES                    TO BE                 PRICE                OFFERING            REGISTRATION
         TO BE REGISTERED               REGISTERED(1)          PER SHARE(2)          PRICE(1)(2)              FEE(3)
---------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value.....    6,900,000 shares           $12.00             $82,800,000            $24,426.00
===========================================================================================================================



(1) Includes up to 900,000 shares of Common Stock which may be purchased by the Underwriters to cover over-allotments, if any.


(2) Estimated pursuant to Rule 457(c) solely for the purpose of calculating the registration fee.


(3) Includes $16,284.00 which was previously paid on March 6, 1997.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED MARCH 17, 1998



PROSPECTUS



                                6,000,000 SHARES


                                   ASPEC LOGO

                                  COMMON STOCK



     All of the 6,000,000 shares of Common Stock offered hereby are being sold by Aspec Technology, Inc. ("Aspec" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company has applied to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol ASPC.


                               ------------------


            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.


                    SEE "RISK FACTORS" COMMENCING ON PAGE 5.


                               ------------------


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



==================================================================================================================
                                                               PRICE TO         UNDERWRITING        PROCEEDS TO
                                                                PUBLIC           DISCOUNT(1)        COMPANY(2)
------------------------------------------------------------------------------------------------------------------
Per Share................................................          $                  $                  $
------------------------------------------------------------------------------------------------------------------
Total(3).................................................          $                  $                  $
==================================================================================================================



(1) See "Underwriting" for indemnification arrangements with the several Underwriters.



(2) Before deducting expenses payable by the Company estimated at $700,000.



(3) The Company has granted the Underwriters a 30-day option to purchase up to 900,000 additional shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public,
    Underwriting Discount and Proceeds to Company will be $          ,
    $          and $          , respectively. See "Underwriting."


                               ------------------


     The shares of Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available
for delivery on or about                  , 1998 at the office of the agent of
Hambrecht & Quist LLC in New York, New York.



HAMBRECHT & QUIST                                            MERRILL LYNCH & CO.



               , 1998

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."



     Aspec Technology(R) is a registered trademark of the Company. This Prospectus also includes other trademarks of the Company and of other companies.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The Common Stock offered hereby involves a high degree of risk. See "Risk Factors." This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements. Factors that may cause such a difference include, but are not limited to, those discussed in "Risk Factors."


                                  THE COMPANY


     Aspec is a leading provider of merchant semiconductor intellectual property ("SIP") solutions for high-performance, complex IC designs, including system-on-a-chip ICs. Aspec's SIP consists of cell libraries, design tools, design methodologies and related engineering services which, when used in conjunction with EDA tools, simplify the process of designing complex ICs. The Company believes that its SIP provides designers with quick access to cell libraries at a lower cost than internally developed solutions. Aspec's SIP includes its AdverPro design verification tool which manages the IC design process, enabling EDA tools to exchange data while providing an accurate timing function and helping to ensure compliance with proper design procedures. Aspec's QuickPort design tool enables an IC designer to more rapidly and economically port a design from one foundry to another to secure alternate sourcing and to enable design reuse for next-generation process technologies. Aspec's SIP currently supports a range of advanced, deep submicron process technologies at leading semiconductor foundries, including Chartered Semiconductor, Hyundai Electronics, IBM, LG Semicon, Samsung Electronics, Sanyo Electric, Taiwan Semiconductor Manufacturing Corp. and United Microelectronics Corporation.



     Improvements in semiconductor manufacturing technology have enabled the design of complex ICs which integrate numerous silicon building blocks such as microprocessors, memories, graphics and I/O functions on a single IC to create a system-on-a-chip. Complex ICs are expected to proliferate as they enable a new generation of electronic systems that are faster, smaller, cheaper, more reliable and use less power. The difficulties in designing increasingly complex ICs coupled with market demands for the more rapid introduction of electronic products has resulted in a significant and growing design gap. IC designers are increasingly turning to merchant SIP suppliers to help meet their needs for the more rapid design and development of complex ICs.



     The Company's strategy is to expand its position as a leading independent provider of merchant SIP solutions for the semiconductor industry. As part of this strategy, Aspec is committed to establishing its SIP as an industry standard by providing an open platform which supports most leading EDA tools and process technologies at leading semiconductor foundries. The Company believes that it has the broadest merchant SIP portfolio, and the Company intends to increase its SIP portfolio through the addition of more complex functional cores. Aspec also intends to broaden its SIP expertise by increasing its capability to offer chip-level design services, specialized library development services and collaborative engineering services.



     Aspec's cell libraries and design tools run on UNIX workstations and Windows NT-based PCs and currently support over 25 industry-standard EDA tools, including those produced by Avant!, Cadence, Mentor Graphics and Synopsys (including Viewlogic). The Company markets its products to customers primarily through a direct sales force and through a limited number of independent distributors. Aspec's products are used by ASIC and foundry companies, EDA companies, electronic system companies and IC companies. The Company's current customers include Acer, Advanced Micro Devices, Cadence Design Systems, Chartered Semiconductor, CommQuest, Compaq, Hyundai Electronics, IBM, Matrox, National Semiconductor, Nokia, Samsung Electronics, Sanyo Electric, United Microelectronics Corporation and Vitesse.


     Aspec Technology, Inc. was incorporated in California in December 1991 and reincorporated in Delaware in May 1997. The Company's executive offices are located at 830 East Arques Avenue, Sunnyvale, CA 94086, and its telephone number is (408) 774-2199.

                                  THE OFFERING



Common Stock offered by the Company..........  6,000,000 shares
Common Stock to be outstanding after the
  offering...................................  28,439,557 shares(1)
Use of proceeds..............................  Redemption of Series A Redeemable Preferred
                                               Stock and for working capital and other
                                               general corporate purposes.
Proposed Nasdaq National Market symbol.......  ASPC



                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION


                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                                       THREE MONTHS
                                                                                           ENDED
                                              FISCAL YEAR ENDED NOVEMBER 30,           FEBRUARY 28,
                                       --------------------------------------------   ---------------
                                        1993     1994     1995     1996      1997      1997     1998
                                       ------   ------   ------   -------   -------   ------   ------
CONSOLIDATED STATEMENT OF INCOME
  DATA:
  Revenue............................  $3,689   $4,659   $6,640   $15,265   $22,392   $5,678   $6,925
  Income from operations.............   1,398    1,366    1,408     4,122     3,539    1,820    1,646
  Net income.........................     849      830      879     2,617     2,227    1,145    1,001
  Accretion of Redeemable Preferred
     Stock(2)........................      --       --       --       392       823      202      212
  Income attributable to common
     stockholders....................  $  849   $  830   $  879   $ 2,225   $ 1,404   $  943   $  789
  Diluted earnings per share(3)......  $ 0.05   $ 0.04   $ 0.04   $  0.10   $  0.06   $ 0.04   $ 0.04
  Diluted average shares
     outstanding(3)..................  18,468   19,407   20,172    22,396    22,532   22,974   22,222



                                                                  FEBRUARY 28, 1998
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(4)
                                                              --------   --------------
CONSOLIDATED BALANCE SHEET DATA:
  Working capital...........................................  $  5,930   $       48,115
  Total assets..............................................    17,116           59,301
  Redeemable Preferred Stock................................    14,380               --
  Redeemable Common Stock...................................     7,116               --
  Total stockholders' equity (deficiency)...................   (11,378)          52,303


------------------------------


(1) Excludes outstanding options to purchase 2,275,190 shares of Common Stock at February 28, 1998 at a weighted average exercise price of $7.43 per share. See "Management -- Compensation Plans" and Note 7 of Notes to Consolidated Financial Statements.



(2) In connection with the redemption of all outstanding shares of Series A Redeemable Preferred Stock from the proceeds of the offering, as required by the terms of such shares, the difference between the book value and the redemption value of approximately $4.1 million will be recorded as accretion of preferred stock when determining income attributable to common stockholders and earnings per share. This charge is expected to be recorded in the second quarter of fiscal 1998 when the offering is completed and, together with the anticipated charge to in-process research and development related to the proposed acquisition of SIS Microelectronics, Inc., will result in a loss attributable to common stockholders and a loss per share in that quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 6 of Notes to Consolidated Financial Statements.



(3) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of shares used in computing net earnings per share.



(4) As adjusted to reflect the 6,000,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $11.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses, and the application of the estimated proceeds therefrom. See "Use of Proceeds" and "Capitalization."



                            ------------------------



     Except as otherwise noted all information in this Prospectus assumes (i) the redemption of all outstanding shares of the Series A Redeemable Preferred Stock from the proceeds of the offering, (ii) the closing of the acquisition of SIS Microelectronics, Inc. in exchange for the issuance of 400,000 shares of Common Stock and (iii) no exercise of the Underwriters' over-allotment option. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Capital Stock," "Underwriting" and Notes to Consolidated Financial Statements.

                                  RISK FACTORS


     This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus. The following risk factors should be considered carefully in addition to the other information in this Prospectus before purchasing the shares of Common Stock offered hereby.



     Fluctuations in Future Operating Results; Dependence Upon Timely Project Completion. The Company's operating results have fluctuated in the past and are expected to fluctuate significantly on a quarterly and annual basis in the future as a result of a number of factors including the size and timing of customer orders; the Company's ability to achieve progress on percentage of completion contracts; the length of the Company's sales cycle; the timing of new product announcements and introductions by the Company and its competitors; the Company's ability to successfully develop, introduce and market new products and product enhancements; market acceptance of the Company's products; the cancellation or delay of orders from major customers; the Company's ability to hire additional personnel; and general economic conditions. These and other factors could have a material adverse effect on the Company's business, operating results and financial condition. In addition, it is likely that in some future quarter the Company's operating results may be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely decline, perhaps substantially.



     A majority of the Company's revenue is recognized on a percentage of completion method based upon actual costs incurred. The completion period typically ranges from three months to a year. Accordingly, revenue in any quarter is dependent on progress towards completion of the project by the Company. The Company has in the past experienced delays in the progress of certain projects and there can be no assurance that such delays will not occur with respect to future projects. Any delay or failure to achieve such progress could result in a delay in the ability to bill for or collect payment for work previously performed, damage to customer relationships and the Company's reputation, diversion of engineering resources or a delay in the market acceptance of the Company's products, any of which could have a material adverse effect on the Company's business, operating results and financial condition. In addition, these contracts may generally be canceled without cause, and if a customer cancels or delays performance under any such contracts, the Company's business, operating results and financial condition could be materially adversely affected. A customer's license of the Company's products generally involves a significant commitment of capital with the attendant delays frequently associated with authorization procedures for substantial capital expenditures within customer organizations. The Company plans to increase its operating expenses in order to enhance certain of its existing products and to develop additional cell libraries for emerging design processes. The Company also plans to increase its sales and marketing expenses in an attempt to broaden its customer base. These expenses will be based in part on the Company's expectations of future revenue from product licenses. Accordingly, if the Company does not realize its expected revenues, its business, operating results and financial condition could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



     Dependence on Emergence of Merchant SIP Market. The market for merchant SIP is new and emerging. The Company's ability to achieve sustained revenue growth and profitability in the future will depend on the continued development of this market and, to a large extent, on the level of demand for complex ICs, including system-on-a-chip designs. There can be no assurance that the merchant SIP market will continue to develop or grow at a rate sufficient to support the Company's business. If this market fails to grow or develops slower than expected, the Company's business, operating results and financial condition would be materially adversely affected. To date, the Company's SIP products have been licensed only by a limited number of customers. Many of the Company's existing and potential customers currently rely on SIP developed internally or offered by other vendors. The Company's future growth will be dependent on the adoption of, and increased reliance on, merchant SIP by both existing and potential customers. Moreover, if the Company's products do not achieve broad market acceptance, the Company's business, operating results and financial condition would be materially adversely affected.



     Management of Growth; Significant Anticipated Hiring Needs. The Company's business has grown significantly with revenue increasing from $6.6 million in fiscal 1995 to $15.3 million in fiscal 1996 to $22.4 million in fiscal 1997. The growth of the Company's business and expansion of its customer base has placed, and is expected to continue to place, a significant strain on the Company's management and operations. A number of key members of the Company's management, including its Chief Operating Officer and Chief Financial Officer and its Vice Presidents of Marketing, Business Development and Design Services, joined the Company after January 1998, and certain other executive officers have joined the Company during the past year. The Company's future success will depend on its ability to integrate its new officers and to identify, attract, hire and retain skilled employees and to hire replacements for employees that leave the Company. In this regard, the Company is actively recruiting several additional engineering personnel. The Company's failure to continue to expand its engineering organization in a timely manner could result in delays in the progress on percentage of completion contracts and the Company's research and development efforts, either of which could have a material adverse effect on the Company's business, operating results and financial condition.



     The Company's expansion has also resulted in substantial growth in the number of its employees and the burden placed upon its financial, accounting and operating systems, resulting in increased responsibility for both existing and new management personnel. In this regard, the number of employees at the Company increased from 46 at the end of fiscal 1995 to 121 at November 30, 1997. The Company is in the process of hiring additional accounting and financial personnel and in establishing and upgrading its financial and accounting systems and procedures to support its growth. Because experienced accounting and financial personnel are in great demand, there can be no assurance that the Company will be able to identify, attract and retain such personnel. The Company's future operating results will depend on the ability of its management and other key employees to implement and improve its systems for operations, financial control and information management, and to recruit, train and manage its overall employee base. In particular, the Company's ability to effectively manage and support any future growth will be substantially dependent on its ability to improve its financial and management controls, reporting and order entry systems and other procedures on a timely basis. The Company also expects to increase its customer support operations to the extent the installed base of the Company's products continues to grow and to recruit additional personnel to expand its design services capabilities. There can be no assurance that the Company will be able to manage or continue to manage its recent or any future growth successfully or to implement and maintain adequate financial and management controls and procedures, and any inability to do so would have a material adverse effect on the Company's business, operating results and financial condition.



     Risks Associated With SIS Microelectronics Acquisition; Other Potential Acquisitions. As part of the Company's strategy to expand its engineering design services capability, in March 1998, the Company entered into an agreement to acquire SIS Microelectronics, Inc. ("SIS Microelectronics") in exchange for the issuance of an aggregate of 400,000 shares of Common Stock. SIS Microelectronics is an engineering design services company located in Longmont, Colorado, has approximately 20 employees and recorded revenues of approximately $1.7 million for its fiscal year ended December 31, 1997. The acquisition is expected to close prior to the closing of this offering, will be accounted for using the purchase method and is expected to result in a charge to in-process research and development in excess of $2.5 million in the Company's fiscal quarter ended May 31, 1998. The Company has no prior experience with acquisitions and there can be no assurance that the Company will be able to retain the key employees of SIS Microelectronics or successfully integrate the operations of SIS Microelectronics.



     From time to time, the Company expects to evaluate other potential acquisitions to build its SIP expertise. However, other than the proposed acquisition of SIS Microelectronics, the Company has no present plans with respect to any such acquisition. There can be no assurance that the Company will be able to identify attractive acquisition candidates, that it will be able to successfully complete any such acquisition or integrate any acquired company with its other operations.



     Risks Associated with Engineering Services Business. One of the Company's strategies is to increase its revenue from collaborative engineering services. The engineering services business is subject to a number of risks, including potential competition from numerous other engineering service companies and the ability to attract and retain qualified engineering personnel. There can be no assurance that the Company can successfully expand its collaborative engineering services, and the failure to do so could have a material adverse effect on the Company's business, operating results and financial condition.


     Dependence Upon Continuous Product Development; Risk of Product Delays. The Company's customers operate in the semiconductor industry, which is subject to rapid technological change, frequent introductions of new products, short product life cycles, changes in customer demands and requirements and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. Accordingly, the Company's future success will depend on its ability to continue to enhance its existing products and to develop and introduce new products that satisfy increasingly sophisticated customer requirements and that keep pace with product introductions by EDA tool companies, emerging process technologies and other technological developments in the semiconductor industry. Any failure by the Company to anticipate or respond adequately to changes in technology or customer requirements, or any significant delays in product development or introduction, would have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be successful in its product development efforts, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and sale of new or enhanced products or that such new or enhanced products will achieve market acceptance. The Company has in the past experienced delays in the release dates of certain of its products. If release dates of any new significant products or product enhancements are delayed, the Company's business, operating results and financial condition would be materially adversely affected. The Company could also be exposed to litigation or claims from its customers in the event it does not satisfy its delivery commitments. There can be no assurance that any such claim will not have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Research and Development."


     Customer Concentration; Dependence on Customers in Asia. The Company has been dependent on a relatively small number of customers for a substantial portion of its annual revenue. In fiscal 1995, Samsung Electronics, National Semiconductor and Yamaha accounted for 18.2%, 17.3% and 15.1%, respectively, of the Company's revenue. In fiscal 1996, Asahi Glass accounted for 10.5% of the Company's revenue, and the Company's six largest customers accounted for 51.8% of the Company's revenue. In fiscal 1997, although no customer accounted for 10% or more of revenue, seven customers located in Asia accounted for 37.1% of revenue and seven domestic customers accounted for 30.5% of revenue. The Company anticipates that the majority of its revenue will be derived from a relatively small number of customers through at least fiscal 1998 and that sales to customers in Asia will continue to account for a significant portion of the Company's revenue. None of the Company's customers has a written agreement with the Company that obligates it to license additional products or to renew its maintenance agreement, and there can be no assurance that any customer will license additional SIP products or renew its maintenance agreement. The loss of one or more of the Company's major customers, or reduced orders by one or more of such customers, could materially adversely affect the Company's business, operating results and financial condition. See "Business -- Customers."



     Risks Associated With International Operations. A significant portion of the Company's revenue is derived from customers outside the United States, and the Company anticipates that international revenue will continue to account for a significant portion of its total revenue. Revenue from customers outside the United States, substantially all of whom are located in Asia, accounted for 54.1%, 66.2% and 48.2% of revenue in fiscal 1995, 1996 and 1997, respectively. Although the Company does not believe that it experienced any material adverse impact in revenue as a result of the financial dislocations that occurred in certain Asian countries during 1997 and 1998, it has experienced a lengthening of the payment period for accounts receivables from certain Asian-based customers. At February 28, 1998, approximately 63.6% of the Company's accounts receivable (including unbilled receivables) were from Asian-based customers. Although the Company currently believes, based in part on continuing discussions with these customers, that its existing accounting reserves are adequate given the estimated exposure related to all of its accounts receivable, there can be no assurance that such accounting reserves will prove to be adequate nor that present or future dislocations in Asian countries or elsewhere or other factors will not have a material adverse effect on the Company's ability to collect its accounts receivable or on its business, operating results and financial condition.



     The Company's international business involves a number of risks, including the impact of possible recessionary environments in foreign economies, political and economic instability, exchange rate fluctuations, longer receivables collection periods and greater difficulty in accounts receivable collection from distributors and customers, difficulty in managing distributors or sales representatives, unexpected changes in regulatory requirements, reduced or limited protection for intellectual property rights, export license requirements, tariffs and other trade barriers and potentially adverse tax consequences. Although the Company prices its products and services in United States dollars, currency exchange fluctuations could have a material adverse effect on the Company's business to the extent that the Company's pricing is not competitive with products priced in local currencies. The Company does not currently hedge against foreign currency fluctuations. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Overview" and "Business -- Sales, Marketing and Customer Support."



     Export Control Matters. In May 1997, the Company was advised by the U.S. Department of Commerce, Bureau of Export Administration (the "DOC") and the United States Attorney's Office for the Northern District of California that an investigation had been initiated with respect to the possible violation of U.S. export laws by the Company and certain of its employees. In August 1997, the Company was orally informed that the investigation had been closed, and no action has been brought against the Company or, to the Company's knowledge, its employees or former employees. The investigation and related diversion of management time and attention and legal and other costs and expenses had a material adverse impact on the Company's business and results of operations in the second and third quarters of fiscal 1997. Although the Company engaged special counsel with expertise in export matters and has taken steps to help ensure compliance with export laws, there can be no assurance that the Company will not be subject to the same or a similar investigation in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     Dependence Upon Semiconductor and Electronics Industries. The Company is dependent upon the semiconductor and electronics industries. Each of these industries is characterized by rapid technological change, short product life cycles, fluctuations in manufacturing capacity and pricing and gross margin pressures. Each of these industries is highly cyclical and has periodically experienced significant downturns, often in connection with or in anticipation of declines in general economic conditions during which the number of new IC design projects often decreases. Revenue from new licenses of the Company's products is influenced by the level of design efforts by its customers, and factors negatively affecting any of these industries could have a material adverse effect on the Company's business, operating results and financial condition. The Company's business, operating results and financial condition may fluctuate in the future from period to period as a consequence of general economic conditions in the semiconductor or electronics industry.


     Competition. Although the market for merchant SIP is new and emerging and the Company has few direct competitors, the Company expects that the market for its products will become increasingly competitive in the future. The Company's current competitors include Artisan Components, Inc., Cascade Design Automation (a subsidiary of Oki Semiconductor Ltd.), Compass Design Automation (a division of Avant!), Mentor Graphics and Silicon Architects (a division of Synopsys). Duet Technology, Inc., a design services company, recently announced an agreement to acquire Cascade Design

Automation. The Company also experiences significant indirect competition from the engineering departments of potential customers that maintain and develop internally developed SIP. Certain of the Company's other potential customers rely on proprietary SIP developed and maintained by ASIC vendors. In addition, certain semiconductor foundries currently offer or may in the future offer one or more elements of a SIP solution. The Company's potential competitors also include a number of large vertically integrated semiconductor companies and numerous EDA software companies that may develop SIP products that compete with those of the Company. To the extent the Company expands its capability to offer design services, it could also experience competition from numerous small design engineering firms and from large public companies that also offer such services. Increased competition could eventually result in price reductions or reduced operating margins which could materially adversely affect the Company's business, operating results and financial condition. Many of the Company's potential competitors have significantly greater financial, technical, marketing and other resources than the Company. As a result, they may be able to respond more quickly to new or emerging technologies and to changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products than can the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures will not materially adversely affect the Company's business, operating results and financial condition. The Company believes the principal elements of competition in its market are the range of EDA tools and process technologies supported, technological leadership, product functionality, the level of technical support provided, software reliability and price. The Company believes that it competes favorably with respect to each of these factors. See "Business -- Competition."



     Limited Protection of Proprietary Rights. The Company's success is dependent on its ability to protect its proprietary technology. The Company relies upon a combination of copyright, patent, trade secret and trademark laws to protect its proprietary technology. The Company enters into confidentiality agreements with its employees, distributors and customers and limits access to and distribution of the source code to its software and other proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. Any such misappropriation of the Company's technology or development of competitive technologies could have a material adverse effect on the Company's business, operating results and financial condition. Despite the Company's efforts to protect its proprietary rights, there can be no assurance that the Company will be able to protect its proprietary rights against unauthorized third-party copying or use, and attempts may be made to copy or reverse engineer aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing the unauthorized use of the Company's products is difficult and the Company could incur substantial costs in protecting and enforcing its intellectual property rights. Litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, operating results and financial condition.



     As of February 28, 1998, the Company held 5 U.S. patents which expire from 2012 to 2013 and had 3 U.S. patent applications pending. The Company also has 12 patent applications pending in various foreign jurisdictions. The Company expects to continue to file patent applications where appropriate to protect its proprietary technologies; however, the Company believes that its continued success depends primarily on factors such as the technological skills and innovation of its personnel rather than on its patents. The Company has registered the trademarks Aspec Technology, ABOND, HDEA and Mastergen and has one trademark application pending in the United States. The process of seeking patent and trademark protection can be expensive and time consuming. There can be no assurance that patents or trademarks will issue from pending or future applications or that, if issued, such patents or trademarks will not be challenged, invalidated or circumvented, or that rights granted thereunder will provide meaningful protection or other commercial advantage to the Company. Moreover, there can be no assurance that any patent or trademark rights will be upheld in the future or that the Company will be able to preserve any of its other intellectual property rights. In addition, the laws of certain countries in which the Company's products are distributed do not protect the Company's products and intellectual property rights to the same extent as the laws of the United States. Accordingly, effective trademark, copyright and patent protection may be unavailable in certain foreign countries.


     As is common in the technology industry, the Company may from time to time receive notices from third parties claiming infringement by the Company's products of third-party proprietary rights. While the Company is not currently subject to any such claim, the Company believes that its products could increasingly be subject to such claims as the market for its products grows and as more competitors enter the market. Any such claim, with or without merit, could result in significant litigation costs and require the Company to enter into royalty and licensing agreements, which could have a material adverse effect on the Company's business, operating results and financial condition. Such royalty and licensing agreements, if required, may not be available on terms acceptable by the Company or at all. See "Business -- Proprietary Rights."



     Potential for Product Defects. Complex products such as those offered by the Company may contain undetected errors, defects or "bugs." There can be no assurance that, despite significant testing by the Company and by current and potential customers, errors will not be found in products or enhancements to existing products after commencement of commercial shipments. The Company does not presently maintain insurance with respect to potential damages due to errors or defects in its products. Although the Company has not experienced material adverse effects resulting from any such errors or defects to date, there can be no assurance that errors or defects will not be discovered in the future, potentially causing delays in product introduction and shipments or requiring design modifications that could materially adversely affect the Company's business, operating results and financial condition.



     Dependence on Key Personnel. The Company's business depends in significant part on the continued service of the Company's executive officers and other senior management and key employees, including certain technical, managerial and marketing personnel. The loss of the services of any of these individuals or groups of individuals could have a material adverse effect on the Company's business, operating results and financial condition. None of the Company's executive officers has an employment agreement with the Company. The Company believes that its future business results will also depend in significant part upon its ability to identify, attract, motivate and retain additional highly skilled technical, managerial and marketing personnel. Competition for such personnel in the computer software industry is intense. The Company is currently engaged in a search for several additional engineering personnel. There can be no assurance the Company will be successful in identifying, attracting and retaining such personnel, and the failure to do so could have a material adverse effect on the Company's business, operating results and financial condition.



     Year 2000 Compliance. Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than two years, computer systems and software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Although the Company has conducted an internal review of such matters and believes that its products and internal systems are Year 2000 compliant, the Company believes that the purchasing patterns of customers and potential customers may be affected by Year 2000 issues as companies expend significant resources to upgrade their current software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase products such as those offered by the Company, which could have a material adverse effect on the Company's business, operating results and financial condition.

     No Prior Market for the Shares; Expected Volatility of Share Price. Prior to the offering, there has been no public market for the Common Stock and there can be no assurance that an active public market will develop upon completion of the offering or, if it does develop, that such market will be sustained. The initial public offering price of the Common Stock will be determined by negotiation between the Company and the Representatives of the Underwriters. The market price of the shares of Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, the Company's failure to meet or exceed published earnings estimates, changes in earnings estimates or recommendations by securities analysts, announcements of technological innovations, new products or new contracts by the Company or its existing or potential competitors, developments with respect to patents, copyrights or proprietary rights, conditions and trends in the EDA, semiconductor or electronics industries, adoption of new accounting standards affecting the software industry, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stocks of technology companies which have often been unrelated to the operating performance of such companies. These broad market fluctuations may materially adversely affect the market price of the Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such company. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect upon the Company's business, operating results and financial condition. See "Underwriting."



     Control by Officers, Directors and Affiliated Entities. Upon completion of the offering, the Company's executive officers, directors and venture capital funds affiliated with such directors will beneficially own in the aggregate approximately 55.4% of the issued and outstanding shares of Common Stock. Such stockholders will have sufficient voting power to control the outcome of all matters (including the election of directors and any merger, consolidation or sale of all or substantially all of the Company's assets) submitted to the stockholders for approval and may be deemed to have effective control over the affairs and management of the Company. This controlling interest in the Company may also have the effect of making certain transactions more difficult or impossible, absent the support of such stockholders. Such transactions could include a proxy contest, mergers involving the Company, tender offers and open market purchase programs involving Common Stock that could give stockholders of the Company the opportunity to realize a premium over the then prevailing market price for their shares of Common Stock. See "Principal Stockholders."



     Benefits of the Offering to Current Stockholders. Immediately after the closing of this offering, based upon shares outstanding as of February 28, 1998, the existing stockholders of the Company will hold 22,039,557 shares of Common Stock (excluding an aggregate of 400,000 shares of Common Stock to be issued in connection with the acquisition of SIS Microelectronics), or approximately 78.6% of the total number of shares of Common Stock then outstanding. The existing stockholders of the Company paid an aggregate of approximately $10.3 million to the Company for their shares of Common Stock. Assuming an initial public offering price of $11.00 per share, the value of the shares held by such existing stockholders would be approximately $242.4 million. This offering will create a public market for the resale of shares held by these existing stockholders. The existing holders of Common Stock will benefit from the redemption of the Series A Redeemable Preferred Stock due to the termination of the senior rights, preferences and privileges attributable to the Series A Redeemable Preferred Stock. In addition, the holders of the Company's Series A Redeemable Preferred Stock will benefit by having their shares of stock redeemed using a portion of the proceeds of the offering.


     Effect of Anti-takeover Provisions. The Company's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of such shares without any further vote or action by the Company's stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of Preferred Stock that may be issued in the future. While the Company has no present intention to issue shares of Preferred Stock, such issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, such Preferred Stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock. The Company is also subject to Section 203 of the Delaware General Corporation Law. See "Description of Capital Stock."



     Shares Eligible for Future Sale. Sales of a substantial number of shares of Common Stock in the public market following this offering could materially adversely affect the market price for the Common Stock. In addition to the 6,000,000 shares of Common Stock offered hereby, as of the date of this Prospectus (the "Effective Date") there will be 22,439,557 shares of Common Stock outstanding (assuming no exercise of options after February 28, 1998), all of which are "restricted" shares (the "Restricted Shares") under the Securities Act of 1933, as amended (the "Securities Act"). Approximately 935,000 Restricted Shares will become eligible for sale immediately after the Effective Date pursuant to Rule 144(k) under the Securities Act. However, approximately 57,000 of these shares will be subject to a right of repurchase in favor of the Company. Approximately 801,000 Restricted Shares will become eligible for sale 90 days after the Effective Date and approximately 20,276,000 Restricted Shares will become eligible for sale 180 days after the Effective Date upon expiration of certain lockup agreements with the Company or the Representatives of the Underwriters and pursuant to Rules 144 and 701 under the Securities Act, subject in certain cases to certain volume and other resale restrictions under Rule 144. However, approximately 276,000 of these shares will be subject to a right of repurchase in favor of the Company. The remaining approximately 428,000 shares held by existing stockholders will become eligible for sale from time to time in the future under Rule 144. Additionally, an aggregate of approximately 365,000 shares issuable upon the exercise of stock options will become eligible for sale in the public market 180 days after the Effective Date upon expiration of lockup agreements with the Company or the Representatives of the Underwriters and pursuant to a Registration Statement on Form S-8 which the Company intends to file with the Securities and Exchange Commission approximately 90 days after the Effective Date. In addition, holders of approximately 4,779,000 shares of Common Stock have rights under certain circumstances to require the Company to register their shares for future sale. See "Shares Eligible for Future Sale."



     As described above, the number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act and lockup agreements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this Prospectus without the prior written consent of Hambrecht & Quist LLC. The Company has requested and the Representatives of the Underwriters have agreed with the Company not to release any of such lockup restrictions prior to the end of the 180-day period.



     Dilution. The initial public offering price is substantially higher than the book value per share of the Common Stock. Investors purchasing shares of Common Stock in the offering will incur immediate and substantial dilution of $9.13 in net tangible book value per share of Common Stock (based upon an assumed initial public offering price of $11.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses) from the initial public offering price and will incur additional dilution upon the exercise of outstanding stock options. See "Dilution."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 6,000,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be $60.7 million ($69.9 million if the Underwriters' over-allotment option is exercised in full). The Company will use approximately $18.5 million of the proceeds of the offering to redeem all outstanding shares of Series A Redeemable Preferred Stock as required by the terms of such shares. In connection with such redemption, the difference between the book value and the redemption value of approximately $4.1 million will be recorded as accretion of Preferred Stock when determining income attributable to common stockholders and earnings per share. This $4.1 million of accretion will be recorded in the second quarter of fiscal 1998 when the offering is completed and together with the anticipated charge to in-process research and development related to the proposed acquisition of SIS Microelectronics will result in a loss attributable to common stockholders and a loss per share in that quarter. See Note 6 of Notes to Consolidated Financial Statements. The Company intends to use the remaining net proceeds of the offering for working capital and general corporate purposes. A portion of the net proceeds may also be used for investments in or acquisitions of complementary businesses, products or technologies, although no such transactions are currently under negotiation. Pending such uses, the Company expects to invest the net proceeds in interest-bearing securities.


                                DIVIDEND POLICY


     To date, the Company has neither declared nor paid any cash dividends on its shares of Common Stock. The Company currently intends to retain its earnings for future growth and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION


     The following table sets forth as of February 28, 1998 (i) the actual capitalization of the Company, (ii) the capitalization of the Company on a pro forma basis to reflect the termination of the redemption provisions of the Redeemable Common Stock upon the closing of the offering, and (iii) the capitalization of the Company on an as adjusted basis to reflect the receipt by the Company of approximately $42.2 million of net proceeds from the sale of the 6,000,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share after deducting the underwriting discounts and commissions and the estimated offering expenses and the application of a portion of the net proceeds therefrom to redeem all outstanding shares of Series A Redeemable Preferred Stock. See "Use of Proceeds."



                                                                      FEBRUARY 28, 1998
                                                             ------------------------------------
                                                              ACTUAL     PRO FORMA    AS ADJUSTED
                                                             --------    ---------    -----------
                                                                        (IN THOUSANDS)
Series A Redeemable Preferred Stock, $.001 par value:
  130,385 shares designated; shares outstanding:
  actual -- 130,378; pro forma -- 130,378; as
  adjusted -- none (actual and pro forma liquidation value:
  $18,495,000).............................................  $ 14,380     $14,380      $     --
                                                             --------     -------      --------
Redeemable Common Stock, $.001 par value: shares
  outstanding: actual -- 4,778,804; proforma and as
  adjusted -- none.........................................     7,116          --            --
                                                             --------     -------      --------
Stockholders' equity (deficiency):
  Preferred Stock, $.001 par value: 5,000,000 shares
     authorized (including Series A Redeemable Preferred
     Stock): shares outstanding: none......................        --          --            --
  Common Stock, $.001 par value: 75,000,000 shares
     authorized: shares outstanding: actual -- 17,260,753;
     pro forma -- 22,039,557; as
     adjusted -- 28,039,557(1).............................     3,143      10,259        70,939
  Stockholder notes receivable.............................      (292)       (292)         (292)
  Deferred stock compensation..............................      (139)       (139)         (139)
  Retained earnings (deficit)..............................   (14,090)    (14,090)      (18,205)
                                                             --------     -------      --------
       Total stockholders' equity (deficiency).............   (11,378)     (4,262)       52,303
                                                             --------     -------      --------
          Total capitalization.............................  $ 10,118     $10,118      $ 52,303
                                                             ========     =======      ========


------------------------------


(1) As of February 28, 1998, excludes (i) 2,250,190 shares of Common Stock issuable upon exercise of outstanding options under the Company's 1996 Stock Option Plan (the "Option Plan") at a weighted average exercise price of $7.42 per share, (ii) 2,191,030 shares of Common Stock available for future issuance under the Option Plan, (iii) 25,000 shares of Common Stock issuable upon exercise of outstanding options under the Company's 1997 Director Option Plan (the "Director Plan") at an exercise price of $8.50 per share,
    (iv) 225,000 shares of Common Stock available for future issuance under the Director Plan and (v) 500,000 shares of Common Stock available for future issuance under the Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan"). See "Management -- Director Compensation,"
    "-- Compensation Plans" and Note 7 of Notes to Consolidated Financial Statements. The foregoing computations also exclude 400,000 shares of Common Stock to be issued in connection with the acquisition of SIS Microelectronics.

                                    DILUTION


     The pro forma net tangible book value of the Company as of February 28, 1998 was a deficit of approximately $8.4 million, or $0.38 per share of Common Stock. "Pro forma net tangible book value" per share represents the amount of total assets of the Company less total liabilities and the liquidation value of the Series A Redeemable Preferred Stock, divided by the number of shares of Common Stock outstanding. Without taking into account any other changes in the pro forma net tangible book value after February 28, 1998, other than to give effect to the receipt by the Company of the net proceeds from the sale of 6,000,000 shares of Common Stock offered hereby (after deducting the underwriting discounts and commissions and estimated offering expenses) at an assumed initial public offering price of $11.00 per share, the pro forma net tangible book value of the Company as of February 28, 1998 would have been approximately $52.3 million, or $1.87 per share. This represents an immediate increase in net tangible book value of $2.25 per share to existing stockholders and an immediate dilution of $9.13 per share to new investors. The following table illustrates this per share dilution:



Assumed initial public offering price per share.............           $11.00
     Pro forma net tangible book value per share as of
      February 28, 1998.....................................  $(.38)
     Increase per share attributable to new investors.......   2.25
                                                              -----
Pro forma net tangible book value per share after the
  offering..................................................             1.87
                                                                       ------
Net tangible book value dilution per share to new
  investors.................................................           $ 9.13
                                                                       ======



     The following table summarizes, on a pro forma basis as of February 28, 1998, the differences between the existing stockholders and the purchasers of shares in the offering (at an assumed initial public offering price of $11.00 per share) with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid:



                                                                              AVERAGE PRICE
                                  SHARES PURCHASED     TOTAL CONSIDERATION      PER SHARE
                                --------------------   --------------------   -------------
                                  NUMBER     PERCENT     AMOUNT     PERCENT
                                ----------   -------   ----------   -------
Existing stockholders.........  22,039,557     78.6%   10,259,000     13.5%      $ 0.47
New investors.................   6,000,000     21.4    66,000,000     86.5       $11.00
                                ----------    -----    ----------    -----
          Total...............  28,039,557    100.0%   76,259,000    100.0%
                                ==========    =====    ==========    =====



     The foregoing computations exclude, as of February 28, 1998 (i) 2,250,190 shares of Common Stock issuable upon exercise of outstanding options under the Option Plan at a weighted average exercise price of $7.42 per share, (ii) 2,191,030 shares of Common Stock available for future issuance under the Option Plan, (iii) 25,000 shares of Common Stock issuable upon exercise of outstanding options under the Director Plan at an exercise price of $8.50 per share, (iv) 225,000 shares of Common Stock available for future issuance under the Director Plan and (v) 500,000 shares of Common Stock available for future issuance under the Purchase Plan. See "Management -- Director Compensation," "-- Compensation Plans" and Note 7 of Notes to Consolidated Financial Statements. The foregoing computations also exclude 400,000 shares of Common Stock to be issued in connection with the acquisition of SIS Microelectronics.

                      SELECTED CONSOLIDATED FINANCIAL DATA



     The following selected consolidated financial data of the Company should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Consolidated Financial Statements, related Notes and other financial information included elsewhere in this Prospectus. The selected financial data set forth below for each of the years ended November 30, 1995, 1996 and 1997 and with respect to the Company's balance sheets as of November 30, 1996 and 1997 are derived from the Financial Statements of the Company audited by Deloitte & Touche LLP, independent auditors, which are included elsewhere in this Prospectus. The selected financial data set forth below for the years ended November 30, 1993 and 1994 and with respect to the Company's balance sheets as of November 30, 1994 and 1995 are derived from the audited Financial Statements of the Company, which are not included herein. The selected financial data set forth below for the three months ended February 28, 1997 and 1998 and with respect to the Company's balance sheet as of November 30, 1993 and February 28, 1998 are derived from the Company's unaudited financial statements, which are not included herein. The unaudited financial statements have been prepared by the Company on a basis consistent with the Company's audited financial statements and include all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the information for the periods presented. Operating results for the three months ended February 28, 1998 are not necessarily indicative of the results that may be expected for any future period.



                                                                                                      THREE MONTHS
                                                                                                         ENDED
                                                         FISCAL YEAR ENDED NOVEMBER 30,               FEBRUARY 28,
                                                ------------------------------------------------    ----------------
                                                 1993      1994      1995      1996       1997       1997      1998
                                                ------    ------    ------    -------    -------    ------    ------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF INCOME DATA:
  Revenue.....................................  $3,689    $4,659    $6,640    $15,265    $22,392    $5,678    $6,925
  Cost of revenue.............................   1,320     1,553     2,307      4,702      8,763     1,650     2,709
                                                ------    ------    ------    -------    -------    ------    ------
  Gross profit................................   2,369     3,106     4,333     10,563     13,629     4,028     4,216
                                                ------    ------    ------    -------    -------    ------    ------
  Operating expenses:
    Research and development..................     230       289       445        921      1,190       298       431
    Sales and marketing.......................     196       624     1,387      3,526      6,537     1,514     1,266
    General and administrative................     545       827     1,093      1,994      2,363       396       873
                                                ------    ------    ------    -------    -------    ------    ------
         Total operating expenses.............     971     1,740     2,925      6,441     10,090     2,208     2,570
                                                ------    ------    ------    -------    -------    ------    ------
  Income from operations......................   1,398     1,366     1,408      4,122      3,539     1,820     1,646
  Other income, net...........................      17        17        56        310        173        89        22
                                                ------    ------    ------    -------    -------    ------    ------
  Income before income taxes..................   1,415     1,383     1,464      4,432      3,712     1,909     1,668
  Provision for income taxes..................     566       553       585      1,815      1,485       764       667
                                                ------    ------    ------    -------    -------    ------    ------
  Net income..................................     849       830       879      2,617      2,227     1,145     1,001
  Accretion of Redeemable Preferred
    Stock(1)..................................      --        --        --        392        823       202       212
                                                ------    ------    ------    -------    -------    ------    ------
  Income attributable to common
    stockholders..............................  $  849    $  830    $  879    $ 2,225    $ 1,404    $  943    $  789
                                                ======    ======    ======    =======    =======    ======    ======
  Diluted earnings per share(2)...............  $ 0.05    $ 0.04    $ 0.04    $  0.10    $  0.06    $ 0.04    $ 0.04
                                                ======    ======    ======    =======    =======    ======    ======
  Diluted average shares outstanding..........  18,468    19,407    20,172     22,396     22,532    22,974    22,222



                                                              NOVEMBER 30,
                                            ------------------------------------------------         FEBRUARY 28,
                                             1993      1994      1995      1996       1997               1998
                                            ------    ------    ------   --------   --------         ------------
                                                                          (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Working capital.........................  $ (255)   $  420    $  944   $  3,704   $  4,505                $  5,930
  Total assets............................   1,028     2,353     5,046     15,760     17,101                  17,116
  Redeemable Preferred Stock..............      --        --        --     13,345     14,168                  14,380
  Redeemable Common Stock.................      --        --        --      7,116      7,116                   7,116
  Total stockholders' equity
    (deficiency)..........................      48       904     1,798    (14,063)   (12,431)                (11,378)


------------------------------


(1) In connection with the redemption of all outstanding shares of Series A Redeemable Preferred Stock from the proceeds of the offering, as required by the terms of such shares, the difference between the book value and the redemption value of approximately $4.1 million will be recorded as accretion of preferred stock when determining income attributable to common stockholders and earnings per share. This charge is expected to be recorded in the second quarter of fiscal 1998 when the offering is completed and, together with the anticipated charge to in-process research and development related to the proposed acquisition of SIS Microelectronics, will result in a loss attributable to common stockholders and a loss per share in that quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 6 of Notes to Consolidated Financial Statements.



(2) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of shares used in computing earnings per share.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. Except for the historical information contained herein, the discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed in "Risk Factors," as well as those discussed elsewhere herein.


OVERVIEW


     Aspec was founded in December 1991 to develop, market and support SIP to enable customers to develop complex ICs. Through fiscal 1992, the Company was principally engaged in the development of its first products and the establishment of customer relationships. The Company recognized its initial revenue in fiscal 1993 as SIP products were completed for customers designing gate array-based ASICs. In fiscal 1993, 1994 and 1995, a substantial portion of the Company's revenue was derived from the license of SIP products to vertically integrated semiconductor manufacturers that were seeking to enter the merchant ASIC market. During these years, the Company also expanded its development efforts. By fiscal 1996, the Company had enhanced its SIP products for gate array-based ICs and had developed SIP products for standard cell-based ICs supporting a number of foundry processes. These developments allowed the Company to expand its customer base to include other integrated semiconductor companies, fabless semiconductor companies, electronics systems manufacturers and distributors that sell to such entities.



     Revenue consists primarily of license fees for the Company's SIP products. A license is required for each foundry used by the customer as well as for each process technology employed. The Company also realizes revenue from service and maintenance fees. Typically a customer licenses a bundle of products which is accompanied by documentation and training. The license of the Company's products typically involves a lengthy sales cycle of up to 12 months because the license generally involves a significant commitment of capital by the customer and because Aspec's SIP is either replacing a customer's proprietary SIP or introducing entirely new SIP. These SIP products are licensed to customers on a per design basis, a per site basis or an enterprise basis. The price for a typical bundle of products ranges from approximately $200,000 on a per design basis to over $2.0 million on an enterprise basis.



     A majority of the Company's revenue is recognized on a percentage of completion method based upon actual costs incurred. The completion period typically ranges from three months to a year. Accordingly, revenue in any quarter is dependent on progress towards completion of the project by the Company. The Company has in the past experienced delays in the progress of certain projects and there can be no assurance that such delays will not occur with respect to future projects. Any delay or failure to achieve such progress could result in a delay in the ability to bill for or collect payment for work previously performed, damage to customer relationships and the Company's reputation, diversion of engineering resources or a delay in the market acceptance of the Company's products, any of which could have a material adverse effect on the Company's business, operating results and financial condition. In addition, these contracts may generally be canceled without cause, and if a customer cancels or delays performance under any such contracts, the Company's business, operating results and financial condition could be materially adversely affected.



     Engineering efforts devoted to developing products for which revenue is recognized on a percentage of completion basis are recorded as cost of revenue. Engineering efforts devoted to developing the Company's core technology and products not requiring adaptation are recorded as research and development expense. As a result of its engineering efforts, the Company has developed a substantial base of technology, which the Company is able to reuse in other product offerings. The Company expects to continue to devote significant resources to its various engineering efforts.



     A significant portion of the Company's revenue is derived from customers outside the United States, and the Company anticipates that international revenue will continue to account for a significant portion of its total revenue. Revenue from customers outside the United States, substantially all of whom are located in Asia, accounted for 54.1%, 66.2% and 48.2% of revenue in fiscal 1995, 1996 and 1997, respectively. Although the Company does not believe that it experienced any material adverse impact in revenue as a result of the financial dislocations that occurred in certain Asian countries during 1997 and 1998, it has experienced a lengthening of the payment period for accounts receivables from certain Asian-based customers. At February 28, 1998, approximately 63.6% of the Company's accounts receivable (including unbilled receivables) were from Asian-based customers. Although the Company currently believes, based in part on continuing discussions with these customers, that its existing accounting reserves are adequate given the estimated exposure related to all of its accounts receivable, there can be no assurance that such accounting reserves will prove to be adequate nor that present or future dislocations in Asian countries or elsewhere or other factors will not have a material adverse effect on the Company's ability to collect its accounts receivable or on its business, operating results and financial condition.



     The Company's international business involves a number of risks, including the impact of possible recessionary environments in foreign economies, political and economic instability, exchange rate fluctuations, longer receivables collection periods and greater difficulty in accounts receivable collection from distributors and customers, difficulty in managing distributors or sales representatives, unexpected changes in regulatory requirements, reduced or limited protection for intellectual property rights, export license requirements, tariffs and other trade barriers and potentially adverse tax consequences. Although the Company prices its products and services in United States dollars, currency exchange fluctuations could have a material adverse effect on the Company's business to the extent that the Company's pricing is not competitive with products priced in local currencies. The Company does not currently hedge against foreign currency fluctuations. See "Risk
Factors -- Risks Associated With International Operations and
"Business -- Sales, Marketing and Customer Support."



     In May and June 1996, the Company issued an aggregate of 130,378 shares of its Series A Redeemable Preferred Stock. The aggregate liquidation and redemption value of the Series A Redeemable Preferred Stock is approximately $18.5 million. The Company is accreting the difference between the book value of the Series A Redeemable Preferred Stock and its redemption value over the period from the issuance date through the mandatory redemption dates resulting in accretion of approximately $0.8 million per year. In addition, in connection with the redemption of all outstanding shares of such Series A Redeemable Preferred Stock from the proceeds of the offering, as required by the terms of such shares, the difference between the book value and the redemption value of approximately $4.1 million will be recorded as accretion for Preferred Stock when determining income attributable to common stockholders and earnings per share. This $4.1 million of accretion will be recorded in the second quarter of fiscal 1998 when the offering is completed and, together with the charge to in-process research and development related to the proposed acquisition of SIS Microelectronics, will result in a loss attributable to common stockholders and a loss per share in that quarter. See Note 6 of Notes to Consolidated Financial Statements.



     As part of the Company's strategy to expand its engineering design services capability, in March 1998, the Company entered into an agreement to acquire SIS Microelectronics in exchange for the issuance of an aggregate of 400,000 shares of Common Stock. SIS Microelectronics is an engineering design services company located in Longmont, Colorado, has approximately 20 employees and recorded revenues of approximately $1.7 million for its fiscal year ended December 31, 1997. The acquisition is expected to close prior to the closing of this offering, will be accounted for using the purchase method and is expected to result in a charge to in-process research and development in excess of $2.5 million in the Company's fiscal quarter ended May 31, 1998. The Company has no prior experience with acquisitions and there can be no assurance that the Company will be able to retain the key employees of SIS Microelectronics or successfully integrate the operations of SIS Microelectronics. This charge, in addition to the $4.1 million of accretion of the Series A Redeemable Preferred Stock, will result in a loss attributable to common stockholders and a loss per share in the second quarter of fiscal 1998. See "Risk Factors -- Risks Associated With SIS Microelectronics Acquisition; Other Potential Acquisitions."


RESULTS OF OPERATIONS


     The following table sets forth, for the periods indicated, certain consolidated statement of income data of the Company expressed as a percentage of revenue.



                                                               PERCENTAGE OF REVENUE
                                                     -----------------------------------------
                                                                                 THREE MONTHS
                                                        FISCAL YEAR ENDED           ENDED
                                                          NOVEMBER 30,           FEBRUARY 28,
                                                     -----------------------    --------------
                                                     1995     1996     1997     1997     1998
                                                     -----    -----    -----    -----    -----
Revenue............................................  100.0%   100.0%   100.0%   100.0%   100.0%
Cost of revenue....................................   34.7     30.8     39.1     29.1     39.1
                                                     -----    -----    -----    -----    -----
Gross profit.......................................   65.3     69.2     60.9     70.9     60.9
                                                     -----    -----    -----    -----    -----
Operating expenses:
  Research and development.........................    6.7      6.0      5.3      5.2      6.2
  Sales and marketing..............................   20.9     23.1     29.2     26.7     18.3
  General and administrative.......................   16.5     13.1     10.6      7.0     12.6
                                                     -----    -----    -----    -----    -----
     Total operating expenses......................   44.1     42.2     45.1     38.9     37.1
                                                     -----    -----    -----    -----    -----
Income from operations.............................   21.2     27.0     15.8     32.0     23.8
Interest income....................................    0.8      2.0      0.8      1.6       .3
                                                     -----    -----    -----    -----    -----
Income before income taxes.........................   22.0     29.0     16.6     33.6     24.1
Provision for income taxes.........................    8.8     11.9      6.7     13.4      9.6
                                                     -----    -----    -----    -----    -----
Net income.........................................   13.2%    17.1%     9.9%    20.2%    14.5%
                                                     =====    =====    =====    =====    =====



COMPARISON OF THREE MONTHS ENDED FEBRUARY 28, 1997 AND FEBRUARY 28, 1998



     Revenue. Revenue increased 22.0% from $5.7 million in the first quarter of fiscal 1997 to $6.9 million in the first quarter of fiscal 1998 primarily from increased revenue from previously developed SIP products sold to new customers.



     Cost of revenue. Cost of revenue primarily represents the costs of personnel and other operating expenses incurred in the development and production of SIP products to customer specifications. Cost of revenue increased 64.2% from $1.7 million in the first quarter of fiscal 1997 to $2.7 million in the first quarter of fiscal 1998. The incremental cost reflects an increase in engineering personnel and related expenses to support additional work related to customer funded development programs. As a percentage of revenue, cost of revenue increased from 29.1% in the first quarter of fiscal 1997 to 39.1% in the first quarter of fiscal 1998 due to expenses increasing at a faster rate than revenue.



     Research and development. Research and development expense represents the cost of engineering personnel and other operating expenses incurred in the development and enhancement of the Company's core technology and products not requiring significant adaption. Research and development expense increased from $0.3 million in the first quarter of fiscal 1997 to $0.4 million in the first quarter of fiscal 1998. The incremental cost reflects an increase in engineering personnel and related expenses to support additional development work not funded by customers. As a percentage of revenue, research and development expense increased from 5.2% in the first quarter of fiscal 1997 to 6.2% in the first quarter of fiscal 1998 as the Company expanded its engineering efforts. The Company expects research and development expense to increase in absolute dollars in future periods as the Company continues to expand its engineering efforts. The expected increase in the Company's research and development expense could have a material adverse effect on the Company's business, operating results and financial condition if the Company's revenue does not also increase.



     Sales and marketing. Sales and marketing expense consists of salaries, commissions paid to internal sales and marketing personnel and sales representatives, promotional costs and related operating expenses. Sales and marketing expense decreased from $1.5 million in the first quarter of fiscal 1997 to $1.3 million in the first quarter of fiscal 1998 primarily due to lower travel, advertising and promotional expenses. As a percentage of revenue, sales and marketing expense decreased from 26.7% in the first quarter of fiscal 1997 to 18.3% in the first quarter of fiscal 1998 as sales and marketing expense decreased while revenue increased over the periods. The Company expects sales and marketing expense to increase in absolute dollars in future periods as the Company expands its sales and marketing efforts. The expected increase in the Company's sales and marketing expense could have a material adverse effect on the Company's business, operating results and financial condition if the Company's revenue does not also increase.



     General and administrative. General and administrative expense increased from $0.4 million in the first quarter of fiscal 1997 to $0.9 million in the first quarter of fiscal 1998 primarily due to an increase in the accounts receivable reserve of $0.4 million in the first quarter of 1998. As a percentage of revenue, general and administrative expense increased from 7.0% in the first quarter of fiscal 1997 to 12.6% in the first quarter of fiscal 1998. The Company expects general and administrative expense to increase in absolute dollars in future periods as the Company expands its operations and operates as a public company. The expected increase in the Company's general and administrative expense could have a material adverse effect on the Company's business, operating results and financial condition if the Company's revenue does not also increase.



COMPARISON OF FISCAL 1995, 1996 AND 1997



     Revenue. Revenue increased 129.9% from $6.6 million in fiscal 1995 to $15.3 million in fiscal 1996 as the Company expanded its sales of SIP products to a broader customer base. Revenue increased 46.7% from $15.3 million in fiscal 1996 to $22.4 million in fiscal year 1997 as the Company continued to expand its sales of standard cell-based SIP products to a broader customer base, principally in North America.



     International revenue accounted for 54.1%, 66.2% and 48.2% of revenue in fiscal 1995, 1996 and 1997, respectively. In fiscal 1995, Samsung Electronics, National Semiconductor and Yamaha accounted for 18.2%, 17.3% and 15.1% of revenue, respectively. In fiscal 1996, Asahi Glass accounted for 10.5% of revenue. In fiscal 1997, no customer accounted for more than 10% of revenue.



     Cost of revenue. Cost of revenue increased from $2.3 million in fiscal 1995 to $4.7 million in fiscal 1996 and $8.8 million in fiscal 1997. These increases primarily reflect increases in engineering personnel and related expenses primarily associated with customer funded development programs. Cost of revenue has fluctuated from 34.7% of revenue in fiscal 1995 to 30.8% of revenue in 1996 and 39.1% of revenue in fiscal 1997. The reduction in cost of revenue as a percentage of revenue in fiscal 1996 compared to fiscal 1995 reflects increased revenue in the second half of fiscal 1996 from products that did not require significant adaptation. The increase in cost of revenue as a percentage of revenue in fiscal 1997 compared to fiscal 1996 reflects (i) higher costs for engineering personnel and related expenses incurred in anticipation of future revenue growth and (ii) lower overall revenue due to lower than expected revenue from the Company's Japanese distributor and to the diversion of management time resulting from the DOC investigation in the second half of fiscal 1997. The Company expects cost of revenue as a percentage of revenue to fluctuate in future periods depending on the mix between development program revenues and revenues from previously developed products.

     Research and development. Research and development expense increased from $0.4 million in fiscal 1995 to $0.9 million in fiscal 1996 and $1.2 million in fiscal 1997. These increases primarily reflect increases in engineering personnel and related expenses. As a percentage of revenue, research and development expense decreased from 6.7% in fiscal 1995 to 6.0% in fiscal 1996 and 5.3% in fiscal 1997. The Company expects research and development expense to increase in absolute dollars in future periods as the Company expands its engineering efforts. The expected increase in the Company's research and development expense could have a material adverse effect on the Company's business, operating results and financial condition if the Company's revenue does not also increase.



     Sales and marketing. Sales and marketing expense increased from $1.4 million in fiscal 1995 to $3.5 million in fiscal 1996 and $6.5 million in fiscal 1997. These increases primarily reflect the increases in personnel required to support the Company's revenue growth and increases in agent and sales representative commissions. Sales and marketing expense increased as a percentage of revenue from 20.9% in fiscal 1995 to 23.1% in fiscal 1996 and 29.3% in fiscal 1997. The Company expects sales and marketing expense to increase in absolute dollars in future periods as the Company expands its sales and marketing efforts. The expected increase in the Company's sales and marketing expense could have a material adverse effect on the Company's business, operating results and financial condition if the Company's revenue does not also increase.



     General and administrative. General and administrative expense increased from $1.1 million in fiscal 1995 to $2.0 million in fiscal 1996 and $2.4 million in fiscal 1997. The increases in general and administrative expense in each period resulted primarily from the addition of new management and administrative personnel and increased administrative costs to support the Company's growth. In fiscal 1996, the Company established a bad debt reserve of approximately $0.3 million and in fiscal 1997 the Company incurred approximately $0.7 million of costs related to its delayed initial public offering. As a percentage of revenue, general and administrative expense decreased from 16.5% in fiscal 1995 to 13.1% in fiscal 1996 and 10.6% in fiscal 1997 as revenue increased in each period. The Company expects general and administrative expense to increase in absolute dollars in future periods as the Company expands its operations. The expected increase in the Company's general and administrative expense could have a material adverse effect on the Company's business, operating results and financial condition if the Company's revenue does not also increase.



     Provision for income taxes. The Company's tax rates of 40.0%, 41.0% and 40.0% in fiscal 1995, 1996 and 1997, respectively, approximate the combined federal and state statutory income tax rates.

QUARTERLY RESULTS OF OPERATIONS


     The following tables set forth selected statement of operations data for the nine fiscal quarters ended February 28, 1998, as well as the percentage of the Company's revenue represented by such data. This data has been derived from the Company's unaudited quarterly financial statements. The unaudited quarterly financial statements have been prepared on the same basis as the audited financial statements contained herein and include all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of such information when read in conjunction with the Company's annual audited financial statements and notes thereto appearing elsewhere in this Prospectus. The operating results for any interim period are not necessarily indicative of results to be expected for any future period.



                                                                          QUARTER ENDED
                                 ------------------------------------------------------------------------------------------------
                                                                                                                          FISCAL
                                                FISCAL 1996                                 FISCAL 1997                    1998
                                 -----------------------------------------   -----------------------------------------   --------
                                 FEB. 29,   MAY 31,    AUG. 31,   NOV. 30,   FEB. 28,   MAY 31,    AUG. 31,   NOV. 30,   FEB. 28,
                                   1996       1996       1996       1996       1997       1997       1997       1997       1998
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
                                                                          (IN THOUSANDS)
Revenue........................   $2,518     $2,840     $4,570     $5,337     $5,678     $5,042     $5,105     $6,567     $6,925
Cost of revenue................      784      1,000      1,357      1,561      1,650      2,078      2,498      2,537      2,709
                                  ------     ------     ------     ------     ------     ------     ------     ------     ------
Gross profit...................    1,734      1,840      3,213      3,776      4,028      2,964      2,607      4,030      4,216
                                  ------     ------     ------     ------     ------     ------     ------     ------     ------
Operating expenses:
    Research and development...      227        211        241        242        298        288        317        287        431
    Sales and marketing........      577        633        991      1,325      1,514      1,836      1,814      1,373      1,266
    General and
      administrative...........      472        448        500        574        396        534        340      1,093        873
                                  ------     ------     ------     ------     ------     ------     ------     ------     ------
         Total operating
           expenses............    1,276      1,292      1,732      2,141      2,208      2,658      2,471      2,753      2,570
                                  ------     ------     ------     ------     ------     ------     ------     ------     ------
Income from operations.........      458        548      1,481      1,635      1,820        306        136      1,277      1,646
Interest income................       21         19        199         71         89         39         24         21         22
                                  ------     ------     ------     ------     ------     ------     ------     ------     ------
Income before income taxes.....      479        567      1,680      1,706      1,909        345        160      1,298      1,668
Provision for income taxes.....      197        232        689        697        764        138         64        519        667
                                  ------     ------     ------     ------     ------     ------     ------     ------     ------
Net income.....................      282        335        991      1,009      1,145        207         96        779      1,001
Accretion of Redeemable
  Preferred Stock(1)...........       --         --        191        201        202        204        207        210        212
                                  ------     ------     ------     ------     ------     ------     ------     ------     ------
Income (loss) attributable to
  common stockholders..........   $  282     $  335     $  800     $  808     $  943     $    3     $ (111)    $  569     $  789
                                  ======     ======     ======     ======     ======     ======     ======     ======     ======



                                                                    AS A PERCENTAGE OF REVENUE
                                 ------------------------------------------------------------------------------------------------
Revenue........................    100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
Cost of revenue................     31.1       35.2       29.7       29.3       29.1       41.2       48.9       38.6       39.1
                                  ------     ------     ------     ------     ------     ------     ------     ------     ------
Gross profit...................     68.9       64.8       70.3       70.7       70.9       58.8       51.1       61.4       60.9
                                  ------     ------     ------     ------     ------     ------     ------     ------     ------
Operating expenses:
    Research and development...      9.0        7.4        5.3        4.5        5.2        5.7        6.2        4.4        6.2
    Sales and marketing........     22.9       22.3       21.7       24.8       26.7       36.4       35.5       20.9       18.3
    General and
      administrative...........     18.8       15.8       10.9       10.8        7.0       10.6        6.7       16.6       12.6
                                  ------     ------     ------     ------     ------     ------     ------     ------     ------
         Total operating
           expenses............     50.7       45.5       37.9       40.1       38.9       52.7       48.4       41.9       37.1
                                  ------     ------     ------     ------     ------     ------     ------     ------     ------
Income from operations.........     18.2       19.3       32.4       30.6       32.0        6.1        2.7       19.5       23.8
Interest income................      0.8        0.7        4.4        1.3        1.6        0.7        0.5        0.3         .3
                                  ------     ------     ------     ------     ------     ------     ------     ------     ------
Income before income taxes.....     19.0       20.0       36.8       31.9       33.6        6.8        3.2       19.8       24.1
Provision for income taxes.....      7.8        8.2       15.1       13.0       13.4        2.7        1.3        7.9        9.6
                                  ------     ------     ------     ------     ------     ------     ------     ------     ------
Net income.....................     11.2       11.8       21.7       18.9       20.2        4.1        1.9       11.9       14.5
Accretion of Redeemable
  Preferred Stock(1)...........       --         --        4.2        3.8        3.6        4.0        4.1        3.2        3.1
                                  ------     ------     ------     ------     ------     ------     ------     ------     ------
Income (loss) attributable to
  common stockholders..........     11.2%      11.8%      17.5%      15.1%      16.6%       0.1%      (2.2%)      8.7%      11.4%
                                  ======     ======     ======     ======     ======     ======     ======     ======     ======


---------------

(1) In connection with the redemption of all outstanding shares of Series A Redeemable Preferred Stock from the proceeds of the offering, as required by the terms of such shares, the difference between the book value and the redemption value of approximately $4.1 million will be recorded as accretion of preferred stock when determining income attributable to common stockholders and earnings per share. This charge is expected to be recorded in the second quarter of fiscal 1998 when the offering is completed and, together with the anticipated charge to in-process research and development related to the proposed acquisition of SIS Microelectronics, will result in a loss attributable to common stockholders and a loss per share in that quarter. See Note 6 to Notes to Consolidated Financial Statements.

     The Company's revenue increased on a quarterly basis during the four quarters of fiscal 1996 and the first quarter of fiscal 1997. The Company's revenue decreased in the second quarter of fiscal 1997 compared to the first quarter and increased only slightly from the second quarter of fiscal 1997 to the third quarter of 1997. The lower revenue levels in the second and third quarters of fiscal 1997 were due principally to lower than expected revenue from the Company's Japanese distributor and to management distraction resulting from the DOC investigation which was initiated in May 1997 and closed in August 1997. Revenue increased in the fourth quarter of fiscal 1997 and the first quarter of fiscal 1998 primarily because of increased revenue from previously developed SIP products sold to new customers, principally in North America.



     Cost of revenue as a percentage of revenue increased significantly in the second and third quarters of fiscal 1997 compared to the preceding three quarters. These increases reflect (i) higher costs for engineering personnel and related expenses incurred in anticipation of future revenue growth and (ii) lower overall revenue due to lower than expected revenue from the Company's Japanese distributor and to management distraction resulting from the DOC investigation. Cost of revenue as a percentage of revenue decreased significantly in the fourth quarter of fiscal 1997 compared to the third quarter of fiscal 1997 due to the significant increase in revenue during such period, lower growth in engineering personnel and related expenses and the resolution of the DOC investigation in August 1997. The Company expects cost of revenue as a percentage of revenue to fluctuate in future periods depending on the mix between development program revenues which are recognized based on costs associated with those revenues and revenues from products for which the related development costs have already been charged to cost of development program revenue.



     Research and development expense generally increased in absolute dollars over the nine quarter period, and such expenses fluctuated as a percentage of revenue. Research and development expense increased significantly in the first quarter of fiscal 1998 compared to the fourth quarter of fiscal 1997 due to increased personnel and related costs and increased focus on SIP products for 0.18(LOGO) process technologies. Because a significant portion of the Company's development programs are customer funded, only the residual unfunded development activities of the Company are reported as research and development expense. The Company expects research and development expense to increase in absolute dollars over future periods as it continues to expand its engineering efforts. In addition to its research and development efforts, the Company has significant engineering efforts devoted to developing products on which revenue is recognized on a percentage of completion basis which are recognized as cost of revenue. The total development engineering spending, including cost of revenue, has increased from $1.0 million in the first quarter of fiscal 1996 to $3.1 million in the first quarter of fiscal 1998.



     Sales and marketing expense generally increased during each quarter of fiscal 1996 and fiscal 1997 primarily as a result of the Company establishing a North American direct sales force and relationships with distributors and sales representatives in North America and Asia. As a percentage of revenue, sales and marketing expense increased significantly in the second quarter of fiscal 1997 compared to the first quarter of fiscal 1997 due to a higher proportion of revenue in Asia on which outside sales representatives earned commissions. In the third quarter of fiscal 1997, sales and marketing expense remained consistent with second quarter levels due to costs associated with a significant trade show in which the Company participated.



     General and administrative expense generally increased in absolute dollars as the Company increased its administrative efforts to manage its growth and such expenses generally decreased as a percentage of revenue due to higher revenue during the periods. General and administrative expense declined in both absolute dollars and as a percentage of revenue in the first quarter of fiscal 1997 due to reduced personnel and other administrative costs as certain personnel were transferred into sales and marketing. General and administrative expense increased in the second quarter of fiscal 1997 due to increased personnel and other administrative costs. General and administrative expenses in the fourth quarter of fiscal 1997 were significantly higher than the prior quarter due to expenses of approximately $0.7 million related to the Company's delayed initial public offering.

     Interest income increased substantially in the third quarter of fiscal 1996 because of interest on the proceeds of sales of the Company's stock. Interest income decreased in the fourth quarter of fiscal 1996 as the Company used funds to repurchase common stock.


     The Company's operating results have fluctuated in the past and are expected to fluctuate significantly on a quarterly and annual basis in the future as a result of a number of factors including the size and timing of customer orders; the Company's ability to achieve progress on percentage of completion contracts; the length of the Company's sales cycle; the timing of new product announcements and introductions by the Company and its competitors; the Company's ability to successfully develop, introduce and market new products and product enhancements; market acceptance of the Company's products; the cancellation or delay of orders from major customers; the Company's ability to hire additional personnel; and general economic conditions. These and other factors could have a material adverse effect on the Company's business, operating results and financial condition. In addition, it is likely that in some future quarter the Company's operating results may be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely decline, perhaps substantially.



     A majority of the Company's revenue is recognized on a percentage of completion method based upon actual costs incurred. The completion period typically ranges from three months to a year. Accordingly, revenue in any quarter is dependent on progress towards completion of the project by the Company. The Company has in the past experienced delays in the progress of certain projects and there can be no assurance that such delays will not occur with respect to future projects. Any delay or failure to achieve such progress could result in a delay in the ability to bill for or collect payment for work previously performed, damage to customer relationships and the Company's reputation, diversion of engineering resources or a delay in the market acceptance of the Company's products, any of which could have a material adverse effect on the Company's business, operating results and financial condition. In addition, these contracts may generally be canceled without cause, and if a customer cancels or delays performance under any such contracts, the Company's business, operating results and financial condition could be materially adversely affected. A customer's license of the Company's products generally involves a significant commitment of capital with the attendant delays frequently associated with authorization procedures for substantial capital expenditures within customer organizations. The Company plans to increase its operating expenses in order to enhance certain of its existing products and to develop additional cell libraries for emerging design processes. The Company also plans to increase its sales and marketing expenses in an attempt to broaden its customer base. These expenses will be based in part on the Company's expectations of future revenue from product licenses. Accordingly, if the Company does not realize its expected revenues, its business, operating results and financial condition could be materially adversely affected. See "Risk Factors -- Fluctuations in Future Operating Results; Dependence Upon Timely Project Completion."


LIQUIDITY AND CAPITAL RESOURCES


     To date, the Company has financed its operations principally from cash flow from operations and through the private sale of equity securities. The Company had positive cash flow from operating activities in fiscal 1995 of $2.1 million and in fiscal 1996 of $4.6 million. Cash provided by operating activities included net income of $0.9 million and $2.6 million in fiscal 1995 and 1996, respectively, increases in customer advances of $1.3 million and $3.0 million in fiscal 1995 and 1996, respectively, increases in accrued liabilities of $0.3 million and $1.3 million in fiscal 1995 and 1996, respectively, increases in taxes payable of $0.4 million and $1.0 million in fiscal 1995 and 1996, respectively, offset in part by increased accounts receivable of $0.8 million and $3.9 million in fiscal 1995 and 1996, respectively. In fiscal 1997, operating activities used $0.7 million in cash, primarily the result of growth in accounts receivable of $2.2 million, an increase in deferred income taxes of $1.4 million and the decrease in income taxes payable of $1.7 million. In the first quarter of fiscal 1998, net cash provided by operations was $0.3 million. Cash provided by operating activities, including net income of $1.0 million, an increase in income taxes payable of $0.6 million and depreciation and amortization of $0.5 million, more than offset the use of cash including a reduction in customer advances of $1.7 million.



     Cash used in investing activities resulted primarily from additions to property and equipment. Purchases of property and equipment, consisting primarily of computer equipment and software, were $0.6 million, $2.5 million, $3.2 million and $0.4 million in fiscal 1995, 1996, 1997 and the first quarter of fiscal 1998, respectively. The Company expects to invest approximately $5.4 million in computer equipment and software in the next twelve months.


     Cash provided from financing activities was $1.9 million in fiscal 1996. In fiscal 1996, the Company sold $13.0 million of its Series A Redeemable Preferred Stock, $2.0 million of Common Stock and $7.1 million of redeemable Common Stock. In fiscal 1996, the Company repurchased $20.2 million of Common Stock from certain founders. See "Certain Transactions."


     As of February 28, 1998, the Company had working capital of $5.9 million and cash and equivalents of $2.7 million. During the three-year period, the Company's cash balances have varied from $0.8 million at the beginning of fiscal 1995 to $6.3 million at the end of fiscal 1996 to $2.5 million at the end of fiscal 1997. During fiscal 1995 through 1997, the Company had a bank line of credit of $1 million, which was increased to $4 million in March 1998. The Company has not borrowed under its credit facility.


     The Company believes that the net proceeds from the offering, together with existing cash balances and funds expected to be generated from operations, will provide the Company with sufficient funds to finance its operations through at least the next twelve months.

                                    BUSINESS

     This Business section and other parts of this Prospectus contain forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that may cause such a difference include, but are not limited to, those discussed in "Risk Factors."

INTRODUCTION


     Aspec is a leading provider of merchant SIP solutions for high-performance, complex IC designs, including system-on-a-chip ICs. Aspec's SIP consists of cell libraries, design tools, design methodologies and related engineering services which, when used in conjunction with EDA tools, simplify the process of designing complex ICs. The Company believes that its SIP provides designers with quick access to cell libraries at a lower cost than internally developed solutions. Aspec's SIP includes its AdverPro design verification tool which manages the IC design process, enabling EDA tools to exchange data while providing an accurate timing function and helping to ensure compliance with proper design procedures. Aspec's QuickPort design tool enables an IC designer to more rapidly and economically port a design from one foundry to another to secure alternate sourcing and to enable design reuse for next-generation process technologies. Aspec's SIP currently supports a range of advanced, deep submicron process technologies at leading semiconductor foundries, including Chartered Semiconductor, Hyundai Electronics, IBM, LG Semicon, Samsung Electronics, Sanyo Electric, Taiwan Semiconductor Manufacturing Corp. and United Microelectronics Corporation.


INDUSTRY BACKGROUND


     Semiconductors have become the critical technology component in most electronic products manufactured today. Advances in semiconductor technologies have contributed to the rapid proliferation of personal computers, consumer electronics, networking equipment, cellular telephones and other communications devices, as well as a variety of medical, scientific and industrial instruments. Complex electronic products continue to be introduced at rapid rates while increasing competition continues to shorten product life cycles. Such market forces have driven continued improvements in semiconductor design methodologies and manufacturing processes, most recently reflected in the migration to deep submicron process technologies. These improvements have enabled the number of transistors on an IC to double every 18 to 24 months, enabling entire electronic systems to be integrated on to a single complex IC to create a system-on-a-chip. Increased IC complexity has also resulted in a significant change in the semiconductor industry over the past several years as more IC companies have moved away from vertically integrated business models and begun to rely on third-party specialists for their IC designs and EDA tools and on semiconductor foundries for their manufacturing needs.



     Complex IC designs integrate silicon building blocks such as microprocessors, memories, graphics and I/O functions on a single IC and typically replace multiple ICs mounted on a printed circuit board. By integrating multiple functions, complex ICs reduce the number of electronic connections, require less power and result in smaller board size, thus enabling a new generation of electronic systems that are faster, smaller, cheaper, more reliable and use lower power. With the increasing trend to deep submicron fabrication capacity, complex IC designs are expected to proliferate as system companies seek to provide differentiated products to their end customers.



     In spite of the forces driving the growth of complex ICs, there are significant challenges in bringing products to market. Complex ICs can contain millions of gates and are increasingly difficult and time-consuming to design. In addition, increasing competition in the market for electronic systems continues to place pressure on product design cycle time. Being first-to-market is critical for system companies, as it can result in significant financial and market share advantages. However, the combination of increased IC complexity and reduced design time requirements have resulted in a significant and growing "design gap." Since existing leading-edge manufacturing capacity can already accommodate complex IC designs, the capability to develop such designs remains the bottleneck in the development of complex ICs.



     Merchant EDA software and ASIC design methodologies were introduced in the 1980s as tools to enable IC designers to automate portions of the design process and to increase productivity by eliminating tedious handcrafting. While this approach has substantially increased design productivity over the years, it has not kept pace with the rapid increase in the capability to manufacture complex ICs. To address the design gap, certain companies have created multiple design teams to concurrently develop different components of complex ICs while others have utilized merchant ASIC design services. However, each of these approaches has become less effective as IC designs have become more complex. The challenges associated with managing and integrating disparate design efforts and the high costs of attracting IC design talent and maintaining separate teams have made a multiple design team approach inadequate. Companies that adopted the merchant ASIC design service approach are finding that although such services historically proved to be economic and effective for many smaller designs, they are less able to provide the desired control, flexibility and support for more complex ICs. ASIC vendors are also finding it increasingly difficult, costly and time consuming to develop and maintain a portfolio of proprietary SIP. Further, companies that rely on ASIC vendors are limited to a single source for their designs. Thus, IC designers are increasingly turning to merchant SIP suppliers to meet their needs for rapid complex IC development.



     The merchant SIP market includes providers of cell libraries, design tools, design methodologies and related engineering services. SIP libraries are pre-designed, reusable circuit building blocks or cores, that can be combined using a design procedure, design methodology and design tools to create complex IC designs. SIP libraries, for example, include basic elements such as individual gates or I/O elements and complex cores such as microprocessors or DSPs. However, SIP libraries alone are not enough to allow the cost-effective reuse of intellectual capital and engineering resources. SIP design tools and design services are also required to enable the development and subsequent integration of SIP libraries into functional complex ICs. SIP tools enable the representation of SIP libraries in different formats, automate or control the design flow around EDA tools, automate the development of libraries and facilitate the porting of a design to multiple foundries. Design services include third-party support for in-house engineers in using merchant SIP, porting existing in-house SIP to new processes and integrating both merchant and in-house SIP effectively in new designs.



     There are multiple requirements for merchant SIP to be used effectively in complex IC design. SIP libraries must be flexible and adaptable to enable IC designers to customize these libraries for their design flow and manufacturing process, to result in maximum performance and product differentiation. Design tools supporting design reuse must be compatible with existing EDA tools, allowing SIP representation in the appropriate formats. Libraries and design flow tools must jointly provide flexibility to allow rapid porting from one manufacturing process to another and must be customizable to fully utilize the capabilities of a particular manufacturing process. In addition, IC designers require services to help aggregate SIP, test functionality and complete circuit designs in order to achieve rapid time-to-market. Accordingly, merchant SIP solutions must integrate libraries seamlessly with design flow and EDA tools so that engineers can more rapidly design complex ICs.



SOLUTION



     Aspec is a leading provider of merchant SIP solutions for high-performance, complex IC designs, including system-on-a-chip ICs. The Company believes its products provide the following benefits:



     Accelerated Time-to-Market. Aspec's SIP facilitates the rapid design of complex ICs by providing pre-designed, reusable cell libraries which reduce the customer's design time requirements. Aspec's cell libraries have been used in designs in over 30 different manufacturing processes, thus providing IC designers with a higher probability of more quickly achieving working silicon. The Company's AdverPro design tool manages the IC design process and therefore provides fast and seamless integration of cell libraries with design flow and EDA tools.

     Cost-effective SIP Solutions. Aspec's SIP allows customers to outsource libraries, tools and services critical for complex IC design, thereby eliminating the need for costly engineering resources required for internally developed solutions. By providing proven SIP solutions with time-to-market advantages, Aspec enables customers to reduce design costs, minimize integration costs and increase manufacturing yields. In addition, Aspec's broad compatibility with leading EDA tools permits an IC designer to select the best tool for each step in the design process. As a result, Aspec's SIP enables IC designers to preserve or optimize the substantial financial and training investments in these tools.



     Access to Advanced Process Technologies. Aspec provides a suite of cell libraries that are compatible with process technologies at the most advanced merchant semiconductor foundries. Aspec's libraries have been successfully implemented at Chartered, Hyundai, IBM, LG Semicon, Samsung, Sanyo, TSMC and UMC. Aspec has years of experience with leading foundries, having successfully developed cell libraries for use with advanced process technologies which allow minimum feature sizes from 0.8(LOGO) tp 0.25(LOGO). To maximize performance and density, Aspec reconfigures and optimizes its libraries for each foundry's process.



     Portability to Multiple Foundries. Aspec's QuickPort design tool enables complex IC designs to be transferred from one foundry to another. By providing the flexibility to port their designs across foundries, Aspec enables customers to secure multiple manufacturing sources to quickly access available leading-edge capacity. This also reduces design time by eliminating the reconfiguration process required to design-in a new manufacturing source.



     Facilitate Design Reuse. Aspec's SIP is designed to facilitate the rapid creation of complex ICs by enabling the reuse of internally developed or third-party cell designs in new complex ICs. Aspec's SIP also allows designers the flexibility to migrate pre-existing cell designs to more advanced generations of manufacturing technology. Design reuse reduces the amount of engineering time required to design complex ICs, thereby reducing design cost and time-to-market.



     Control of Intellectual Property and Design. With Aspec's SIP, IC designers can establish a standard SIP for all of their design processes and maintain ownership of the intellectual property content of their designs. Aspec's SIP also enables electronic system manufacturers to exercise control over their designs instead of relying on ASIC companies to control the design process. This control is especially critical as the time-to-market for new products continues to contract.



STRATEGY



     The Company's objective is to expand its position as a leading independent provider of merchant SIP solutions for the semiconductor industry. To achieve this objective, the Company has adopted the following strategies:



     Establish Aspec's SIP as an Industry Standard. Aspec believes it was one of the first companies to deliver merchant SIP for the design and development of complex ICs, and the Company is committed to establishing its SIP as an industry standard. Aspec's SIP provides an open solution by supporting most leading EDA tools and process technologies at leading semiconductor foundries. The Company believes that by establishing its SIP as an industry standard, customers will be able to complete their designs more rapidly and precisely, preserve their existing investment in EDA tools and utilize multiple foundries cost-effectively. In addition, customers can more effectively maintain, reuse or license their designs since the use of an industry standard SIP facilitates compatibility between designs. Aspec believes that its SIP is well-positioned to become an industry standard because certain of its existing and potential competitors are either owned by or aligned with one EDA tool supplier and do not allow portability of designs across the wide range of process technologies.



     Leverage Leadership Position in SIP. Aspec believes that it has the broadest merchant SIP portfolio. The Company has designed its SIP to simplify the migration of silicon designs to future generations of deep submicron semiconductor process technology. As a result, Aspec enables its customers to bring quickly to market new products which utilize the most advanced manufacturing processes. The Company intends to leverage its leadership position in SIP to create high-performance, cost-effective SIP solutions for next-generation process technologies such as 0.18(LOGO). In addition, the Company intends to build on its current SIP portfolio through the addition of more complex functional cores which provide increasing value to its customers. The Company intends to continue to recruit and retain key technical personnel who have the experience and skills to strengthen Aspec's position as a leader in merchant SIP development. From time to time, Aspec may acquire companies which focus on the development of SIP to continue to build its SIP expertise.



     Broaden Customer Base. Aspec's goal is to continue to expand its customer base by leveraging the products and expertise it initially developed to meet the requirements of vertically integrated semiconductor companies that were seeking to enter the merchant ASIC market. Specifically, the Company is targeting its sales and marketing efforts toward fabless semiconductor companies that have historically relied on internal resources to meet their SIP needs. Due to the increasing costs of such proprietary SIP and the shortening product life cycles for their products, Aspec believes that these companies will increasingly seek a third-party solution to meet their SIP requirements. Aspec is also targeting electronic system manufacturers that currently rely on ASIC vendors for SIP. By utilizing Aspec's SIP, electronic system manufacturers can more effectively control the design process, intellectual property content and cost of their designs. Aspec also intends to offer additional chip-level design services, specialized cell development services and specialized customer support services.



     Provide Collaborative Engineering Services. The Company believes that its expertise in SIP development gives it a competitive advantage in the design of system-level silicon products and it intends to leverage this advantage to offer collaborative engineering services. Aspec intends to expand its ability to offer collaborative engineering services to strengthen existing customer relationships and attract new customers. As part of this strategy, Aspec has recently entered into an agreement to acquire SIS Microelectronics, an engineering design firm of approximately 20 persons. By utilizing Aspec's libraries, design methodologies and design tools as well as Aspec's collaborative engineering services, Aspec believes that it can lower its customers' product development costs and shorten their product development times.


PRODUCTS AND SERVICES


     Aspec offers a suite of products on a per design basis, a per site basis or an enterprise basis to its customers. Typically a customer licenses a bundle of products which is accompanied by documentation and training. These products are also licensed separately. Aspec's products include SIP libraries for logic functions based on gate array/embedded array or standard cell architectures, I/Os and memories. The Company also offers SIP design tools to ensure that various commercially available EDA tools work together to accurately produce the IC design in silicon and to enable the portability of designs. The Company's SIP design tools include memory compilers which allow customers to automatically generate memory libraries. The Company also offers various design and consulting services to its licensees on a per project basis. The Company's products, which run on UNIX workstations and Windows NT-based PCs, currently support over 25 industry standard EDA tools, including those produced by Avant!, Cadence Design Systems, Mentor Graphics and Synopsys (including Viewlogic). Aspec's SIP supports many of the world's leading merchant semiconductor foundries, including Chartered Semiconductor, Hyundai Electronics, IBM, LG Semicon, Samsung Electronics, Sanyo Electric, Taiwan Semiconductor Manufacturing Corp. and United Microelectronics Corporation. Aspec's SIP products are generally licensed on a per process technology basis and are available to support submicron processes from 0.8(LOGO) to 0.25(LOGO), depending on the foundry.

     A description of the Company's principal products and services is provided below:


  SIP LIBRARIES



     HDA Libraries. High Density Array ("HDA") is Aspec's proprietary, patented gate array/ embedded array architecture for silicon processes from 0.8(LOGO) to 0.25(LOGO) and smaller. Benchmarks have shown HDA to be 10% to 50% denser than competitive offerings. In addition, various HDA circuit design features enable designers to complete the layout of the design faster than other gate array architectures. With an HDA license, the customer obtains access to silicon process optimized libraries for commonly used logic functions, such as Boolean logic.


     HDC Libraries. High Density Cell ("HDC") is Aspec's proprietary standard cell architecture for silicon processes from 0.6(LOGO) to 0.5(LOGO). Compared to other proprietary or commercially available standard cell libraries, Aspec's HDC requires less interconnection (routing) overhead. As a result, not only is an HDC-based IC smaller than competitive offerings, it is also faster and requires less power. With an HDC license, the customer obtains access to silicon process optimized libraries for commonly used logic functions.


     SSC Libraries. Super Standard Cell ("SSC") is Aspec's proprietary standard cell architecture for deep submicron processes for 0.35(LOGO), 0.25(LOGO) and smaller. When using the same process technology, SSC libraries will usually be 15% smaller than Aspec's HDC libraries. In addition, ICs implemented in SSC libraries will consume less power and yield higher performance, due to library features that are designed to take advantage of silicon processes from 0.35(LOGO) and smaller. With an SSC license, the customer obtains access to silicon process optimized libraries for commonly used logic functions.



     I/O Circuit Libraries. Aspec offers a set of silicon process optimized circuit libraries for commonly used I/O functions for silicon processes from 0.8(LOGO) to 0.25(LOGO). These I/O libraries enable Aspec customers to provide interconnection to other ICs in the system. As these interconnections have become more application specific, Aspec has developed specialized I/O libraries for these interfaces.



     Memory Libraries. Aspec provides a range of static random access memory ("SRAM") libraries and read only memory ("ROM") libraries for process technologies that range from 0.8(LOGO) to 0.25(LOGO). These products include high density, high speed and low power memories available in a variety of configurations to meet the customer's specifications.



     Each of these cell libraries is licensed on a process specific basis, and prices range from $100,000 for a per design license to over $800,000 for an enterprise license.



  SIP DESIGN TOOLS



     AdverPro. Aspec's AdverPro design tool is designed to manage the design process, provide an accurate timing function across EDA tools and help ensure compliance with proper design procedures. AdverPro is licensed, and its price ranges from $45,000 for a single user license to over $1,000,000 for an enterprise license.



     QuickPort. Aspec's QuickPort design tool is designed to enable an IC company to port economically and timely a design developed in Aspec's SIP from one silicon process to another. QuickPort also enables the transfer of circuit designs from one IC to another by providing for the reuse of designs developed in Aspec's SIP. QuickPort is licensed, and its price ranges from $100,000 for a single user license to $500,000 for an enterprise license.



     Memory Compilers. Aspec offers various memory compilers for each of its process specific libraries which allow customers to automate the process of creating a variety of SRAM and ROM memory blocks. These memory compilers enable customers to create memories that are optimized for each silicon process. Prices for memory compilers range from $100,000 for a single user license to over $450,000 for an enterprise license.

  SIP SERVICES



     Complex IC Design Services. Aspec maintains a design center to test the functionality of its design tools and to assist customers that lack experience in completing full-circuit designs. With its acquisition of SIS Microelectronics, Aspec is expanding its capability to offer collaborative engineering services. These design services are offered on a per project basis and project costs may range from $100,000 to over $300,000 depending on the complexity of the design.



     EDA Design Kits. In the IC development process, the designer uses many EDA tools. Each of these EDA tools requires that the HDA/HDC/SSC libraries, I/O libraries and memory blocks be described in a way that is understood by the EDA tools. Collectively, these different representations are called EDA Design Kits. Aspec's EDA Design Kits support leading EDA tools. EDA Design Kits are typically licensed with cell and I/O libraries. The price of each EDA Design Kit ranges from $10,000 to over $250,000, depending upon how many EDA tools are supported.


CUSTOMERS


     Aspec's principal customers include ASIC and foundry companies, EDA companies, electronic system companies and IC companies. The Company has been dependent on a relatively small number of customers for a substantial portion of its annual revenue. In fiscal 1995, Samsung Electronics, National Semiconductor and Yamaha accounted for 18.2%, 17.3% and 15.1%, respectively, of the Company's revenue. In fiscal 1996, Asahi Glass accounted for 10.5% of the Company's revenue, and the Company's six largest customers accounted for 51.8% of the Company's revenue. In fiscal 1997, although no customer accounted for 10% or more of revenue, seven customers located in Asia accounted for 37.1% of revenue and seven domestic customers accounted for 30.5% of revenue. The Company anticipates that the majority of its revenue will be derived from a relatively small number of customers through at least fiscal 1998 and that sales to customers in Asia will continue to account for a significant portion of the Company's revenue. None of the Company's customers has a written agreement with the Company that obligates it to license additional products or to renew its maintenance agreement, and there can be no assurance that any customer will purchase additional software licenses or renew its maintenance agreement. The loss of one or more of the Company's major customers, or reduced orders by one or more of such customers, could materially adversely affect the Company's business, operating results and financial condition. See "Risk Factors -- Customer Concentration; Dependence on Customers in Asia."



     The following is a representative list of Aspec's customers, each of which represented at least $100,000 of the Company's revenue since the beginning of fiscal 1997:

--------------------------------------------------------------------------------


ASIC AND FOUNDRY COMPANIES                  ELECTRONIC SYSTEM COMPANIES
Asahi Glass Co., Ltd.                       Acer Laboratories, Inc.
Hyundai Electronics Industries Co., Ltd.    Compaq Computer Corporation
IBM Corporation                             Credence Systems Corporation
LG Semicon Co. Ltd.                         Matrox Graphics Inc.
National Semiconductor Corporation          Nokia Phone Produktions GmbH
Samsung Electronics Co., Ltd.
Sanyo Electric Co., Ltd.                    IC COMPANIES
Tritech Microelectronics International,     Advanced Micro Devices, Inc.
  Inc.                                      CommQuest Technologies, Inc.
United Microelectronics Corporation         Integrated Device Technology, Inc.
Winbond Electronics Corp.                   Lattice Semiconductor Corporation
Yamaha Corporation                          Oak Technology Inc.
                                            PMC-Sierra, Inc.
EDA COMPANIES                               Vitesse Semiconductor Corporation
Cadence Design Systems, Inc.
Silicon Valley Research, Inc.


--------------------------------------------------------------------------------

SALES, MARKETING AND CUSTOMER SUPPORT


     The Company's current and potential customers are principally located in North America, Japan, Korea and parts of Asia. The Company markets its products in North America, Japan and Korea primarily through its direct sales force. The Company employs highly skilled engineers and technical sales persons capable of serving the sophisticated needs of its customers. In addition to its direct sales and marketing efforts, the Company participates in industry trade shows and seminars to promote the adoption of its products. In parts of Asia and Europe, the Company markets its products primarily through a limited number of independent distributors that license and service the Company's products in these markets. The Company also supports these distributors with technical, sales and management personnel. The Asian and European countries that have constituted the primary foreign markets for the Company's products are Korea, Japan, Taiwan, Singapore and Germany.


     A significant portion of the Company's revenue is derived from customers outside the United States, and the Company anticipates that international revenue will continue to account for a significant portion of its total revenue. Revenue from customers outside the United States, substantially all of whom are located in Asia, accounted for 54.1%, 66.2% and 48.2% of revenue in fiscal 1995, 1996 and 1997, respectively. Although the Company does not believe that it experienced any material adverse impact in revenue as a result of the financial dislocations that occurred in certain Asian countries during 1997 and 1998, it has experienced a lengthening of the payment period for accounts receivables from certain Asian-based customers. At February 28, 1998, approximately 63.6% of the Company's accounts receivable (including unbilled receivables) were from Asian-based customers. Although the Company currently believes, based in part on continuing discussions with these customers, that its existing accounting reserves are adequate given the estimated exposure related to all of its accounts receivable, there can be no assurance that such accounting reserves will prove to be adequate nor that present or future dislocations in Asian countries or elsewhere or other factors will not have a material adverse effect on the Company's ability to collect its accounts receivable or on its business, operating results and financial condition.



     The Company's international business involves a number of risks, including the impact of possible recessionary environments in foreign economies, political and economic instability, exchange rate fluctuations, longer receivables collection periods and greater difficulty in accounts receivable collection from distributors and customers, difficulty in managing distributors or sales representatives, unexpected changes in regulatory requirements, reduced or limited protection for intellectual property rights, export license requirements, tariffs and other trade barriers and potentially adverse tax consequences. Although the Company prices its products and services in United States dollars, currency exchange fluctuations could have a material adverse effect on the Company's business to the extent that the Company's pricing is not competitive with products priced in local currencies. The Company does not currently hedge against foreign currency fluctuations. See "Risk
Factors -- Risks Associated With International Operations" and "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Overview."



     The Company licenses its SIP products to customers under nonexclusive agreements that do not transfer title and that restrict use of the products to specified purposes. The Company offers customers the option of licensing its products enterprise-wide or for use at a particular site or on designated computers at specific sites. License fees are dependent on the type of license, product mix and number of copies of each product subject to the license.



     The Company provides customers with technical support as well as training and consulting services. The Company believes that a high level of customer service and support is important to the adoption and successful utilization of its products. The Company's customers typically pay an additional fee for maintenance agreements that entitle them to technical support and periodic product upgrades. The Company also offers additional training and consulting services on a fee basis. To address technical issues, the Company has established a technical support group comprised of field and headquarters applications engineers who understand the design methodologies of the Company's customers. Through its technical support group, the Company provides customers with software updates, documentation updates and assistance with problem identification and resolution.

RESEARCH AND DEVELOPMENT


     The Company believes that its future competitive position will depend in large part on its ability to quickly and cost effectively develop new products, maintain and enhance its current product line, maintain technological competitiveness and meet an expanding range of customer requirements. During fiscal 1995, 1996 and 1997, research and development expenses were $0.4 million, $0.9 million and $1.2 million, respectively. In addition to research and development expenses, engineering efforts devoted to developing products for which revenue is recognized on a percentage of completion basis are recognized as cost of revenue. As a result of its engineering efforts, the Company has developed a substantial base of technology, which the Company is able to reuse in other product offerings. The Company expects to continue to devote significant resources to its various engineering efforts. To date, all SIP product development costs have been expensed as incurred. The Company's research and development efforts are focused on continued development of proprietary cell architecture, enhancements to existing software design tools and support of additional design flows.



     The Company's customers operate in the semiconductor industry, which is subject to rapid technological change, frequent introductions of new products, short product life cycles, changes in customer demands and requirements and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. Accordingly, the Company's future success will depend on its ability to continue to enhance its existing products and to develop and introduce new products that satisfy increasingly sophisticated customer requirements and that keep pace with product introductions by EDA tool companies, emerging process technologies and other technological developments in the semiconductor industry. Any failure by the Company to anticipate or respond adequately to changes in technology or customer requirements, or any significant delays in product development or introduction, would have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be successful in its product development efforts, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and sale of new or enhanced products or that such new or enhanced products will achieve market acceptance. The Company has in the past experienced delays in the release dates of certain of its products. If release dates of any new significant products or product enhancements are delayed, the Company's business, operating results and financial condition would be materially adversely affected. The Company could also be exposed to litigation or claims from its customers in the event it does not satisfy its delivery commitments. There can be no assurance that any such claim will not have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors -- Dependence Upon Continuous Product Development; Risk of Product Delays."


COMPETITION


     Although the market for merchant SIP is new and emerging and the Company has few direct competitors, the Company expects that the market for its products will become increasingly competitive in the future. The Company's current competitors include Artisan Components, Inc., Cascade Design Automation (a subsidiary of Oki Semiconductor Ltd.), Compass Design Automation (a division of Avant!), Mentor Graphics and Silicon Architects (a division of Synopsys). Duet Technology, Inc., a design services company, recently announced an agreement to acquire Cascade Design Automation. The Company also experiences significant indirect competition from the engineering departments of potential customers that maintain and develop internally developed SIP. Certain of the Company's other potential customers rely on proprietary SIP developed and maintained by ASIC vendors. In addition, certain semiconductor foundries currently offer or may in the future offer one or more elements of a SIP solution. The Company's potential competitors also include a number of large vertically integrated semiconductor companies and numerous EDA software companies that may develop SIP products that compete with those of the Company. To the extent the Company expands its capability to offer design services, it could also experience competition from numerous small design engineering firms and from large public companies that also offer such services. Increased competition could eventually result in price reductions or reduced operating margins which could materially adversely affect the Company's business, operating results and financial condition. Many of the Company's potential competitors have significantly greater financial, technical, marketing and other resources than the Company. As a result, they may be able to respond more quickly to new or emerging technologies and to changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products than can the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures will not materially adversely affect the Company's business, operating results and financial condition. The Company believes the principal elements of competition in its market are the range of EDA tools and process technologies supported, technological leadership, product functionality, the level of technical support provided, software reliability and price. The Company believes that it competes favorably with respect to each of these factors. See "Risk Factors -- Competition."


PROPRIETARY RIGHTS


     The Company's success is dependent on its ability to protect its proprietary technology. The Company relies upon a combination of copyright, patent, trade secret and trademark laws to protect its proprietary technology. The Company enters into confidentiality agreements with its employees, distributors and customers and limits access to and distribution of the source code to its software and other proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. Any such misappropriation of the Company's technology or development of competitive technologies could have a material adverse effect on the Company's business, operating results and financial condition. Despite the Company's efforts to protect its proprietary rights, there can be no assurance that the Company will be able to protect its proprietary rights against unauthorized third-party copying or use, and attempts may be made to copy or reverse engineer aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing the unauthorized use of the Company's products is difficult and the Company could incur substantial costs in protecting and enforcing its intellectual property rights. Litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, operating results and financial condition.



     As of February 28, 1998, the Company held 5 U.S. patents which expire from 2012 to 2013 and had 3 U.S. patent applications pending. The Company also has 12 patent applications pending in various foreign jurisdictions. The Company expects to continue to file patent applications where appropriate to protect its proprietary technologies; however, the Company believes that its continued success depends primarily on factors such as the technological skills and innovation of its personnel rather than on its patents. The Company has registered the trademarks Aspec Technology, ABOND, HDEA and Mastergen and has one trademark application pending in the United States. The process of seeking patent and trademark protection can be expensive and time consuming. There can be no assurance that patents or trademarks will issue from pending or future applications or that, if issued, such patents or trademarks will not be challenged, invalidated or circumvented, or that rights granted thereunder will provide meaningful protection or other commercial advantage to the Company. Moreover, there can be no assurance that any patent or trademark rights will be upheld in the future or that the Company will be able to preserve any of its other intellectual property rights. In addition, the laws of certain countries in which the Company's products are licensed or distributed do not protect the Company's products and intellectual property rights to the same extent as the laws of the United States. Accordingly, effective trademark, copyright and patent protection may be unavailable in certain foreign countries.



     As is common in the technology industry, the Company may from time to time receive notices from third parties claiming infringement by the Company's products of third-party proprietary rights. While the Company is not currently subject to any such claim, the Company believes that its products could increasingly be subject to such claims as the market for its products grows and as more competitors enter the market. Any such claim, with or without merit, could result in significant litigation costs and require the Company to enter into royalty and licensing agreements, which could have a material adverse effect on the Company's business, operating results and financial condition. Such royalty and licensing agreements, if required, may not be available on terms acceptable by the Company or at all. See "Risk Factors -- Limited Protection of Proprietary Rights."


EMPLOYEES


     As of February 28, 1998, the Company had 127 employees, including 80 in operations, 15 in research and development, 21 in sales and marketing and 11 in finance and administration. None of the Company's employees is represented by a collective bargaining agreement, nor has the Company experienced any work stoppage. The Company considers its relations with its employees to be good. As a result of its acquisition of SIS Microelectronics, the Company expects to add approximately 20 employees.


FACILITIES


     The Company occupies approximately 29,000 square feet of office space in Sunnyvale, California, pursuant to a lease which expires in November 2001. As a result of its acquisition of SIS Microelectronics, the Company will occupy approximately 9,600 square feet of office space in Longmont, Colorado under a lease which expires in February 2002. The Company also maintains sales offices in Phoenix, Arizona, Boca Raton, Florida, Boston, Massachusetts, San Diego, California and Tokyo, Japan. The Company believes that its existing facilities are adequate for its current needs but that it may need to seek additional space in the future. The Company believes that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

                                    GLOSSARY



     APPLICATION SPECIFIC INTEGRATED CIRCUIT ("ASIC"): A custom/semi-custom IC designed for a particular customer product or application.



     COMPILER: A software application that creates multiple circuit layouts based on pre-defined design rules.



     DEEP SUBMICRON DESIGNS: Design rules, generally of less than 0.5(LOGO) geometry, resulting in an IC with extremely high levels of integration and a very small die size area.



     DESIGN METHODOLOGY: A set of chip-level design guidelines and rules that determine how the circuit libraries are used in conjunction with EDA tools to produce the IC design in silicon.



     ELECTRICAL CIRCUIT LIBRARIES: Also referred to as cell libraries. Functions available in a semi-custom IC design environment used to define the physical and operating parameters of the individual logic elements which are the core building blocks of an IC.



     ELECTRONIC DESIGN AUTOMATION ("EDA"): Technology and process by which electronic products (including custom and semi-custom ICs) are designed using computer-aided engineering tools.



     FOUNDRY: Semiconductor or silicon manufacturing company that manufactures custom and semi-custom ICs.



     GATE ARRAY: A design approach, consisting of a standard architecture of pre-designed, repetitive transistors which are used to form cell libraries, that when connected, form a complex IC.



     INPUT/OUTPUT ("I/O") FUNCTIONS: The circuitry residing at the periphery of the IC, the purpose of which is to communicate with other parts of the system.



     INTEGRATED CIRCUIT ("IC"): The chip, also referred to as a semiconductor.



     MICRON ("(LOGO)"): One millionth of a meter, a standard unit of measure in IC design.



     PORTABILITY: The ability to transfer a circuit design to a new silicon process technology or to a new foundry source.



     SEMICONDUCTOR INTELLECTUAL PROPERTY ("SIP"): SIP consists of a set of cell libraries from which all circuits are derived, design tools, design methodologies and related engineering services.



     STANDARD CELL: A design approach, consisting of pre-designed building blocks, which, when arranged in certain combinations, can create a complex IC.



     SYSTEM-ON-A-CHIP: A complex IC design that integrates silicon building blocks such as cell libraries, microprocessors, memories, graphics and I/O functions on a single IC and typically replaces multiple ICs mounted on a printed circuit board.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


     The following table sets forth certain information regarding the executive officers and directors of the Company as of March 13, 1998:



                 NAME                     AGE                         POSITION
                 ----                     ---                         --------
Conrad J. Dell'Oca(1)..................   56    President, Chief Executive Officer and Chairman of
                                                the Board
Mitchell D. Bohn(1)....................   50    Chief Operating Officer, Chief Financial Officer and
                                                Director
Jai P. Shin............................   56    Executive Vice President and Director
Patrick Y.C. Yin.......................   47    Senior Vice President
Yen C. Chang...........................   46    Senior Vice President, Engineering
Charles R. Olson.......................   42    Vice President, Sales
Charles Kummeth........................   37    Vice President, Marketing
James D. Behrens.......................   46    Vice President, Business Development
Charles R. Schadewitz..................   37    Vice President, North American Sales
Martin J. Baynes.......................   50    Vice President, Engineering Operations
Edward Wan.............................   41    Vice President, Design Services
Y.S. Fu(2)(3)..........................   49    Director
Walter G. Kortschak(2)(3)..............   38    Director
Cheng Ming Lee.........................   55    Director
Jeffrey D. Saper(3)....................   49    Director and Secretary


------------------------------


(1) Member of the Option Committee.



(2) Member of the Compensation Committee.



(3) Member of the Audit Committee.



     Conrad J. Dell'Oca has served as President and a director of the Company since January 1992 and as Chief Executive Officer of the Company since February 1992. In addition, since February 1997, Mr. Dell'Oca has served as Chairman of the Board. From May 1981 to 1991, Mr. Dell'Oca was Vice President, Research and Development of LSI Logic Corporation ("LSI Logic"), a semiconductor manufacturer. Mr. Dell'Oca received a B.A.Sc. and M.A.Sc. in Engineering Physics and a Ph.D. in Electrical Engineering from the University of British Columbia.



     Mitchell D. Bohn has served as Chief Operating Officer and Chief Financial Officer and a director of the Company since February 1998. From June 1997 to February 1998, Mr. Bohn served as Executive Vice President and Chief Financial Officer of Thomas Group, a management consulting firm. From May 1994 to June 1996, Mr. Bohn served as President and Chief Operating Officer of EMASS, Inc., a developer of data-storage solutions for computers which is owned by Raytheon. From January 1990 to January 1998, Mr. Bohn owned and operated Bohn Enterprises, a management consulting firm and investor in start-up and emerging-growth companies in the electronics and medical technology markets. Mr. Bohn was a founder of LSI Logic, and served as Chief Financial Officer of LSI Logic and in various other executive management capacities of LSI Logic's foreign operations from 1981 through 1989. Mr. Bohn received B.S. and M.S. degrees in Business Administration from the University of North Dakota.



     Jai P. Shin has served as Executive Vice President, Business Development of the Company since November 1996 and as a director of the Company since January 1992. From January 1992 to November 1996, Mr. Shin served as Vice President, Business Development of the Company, and from January 1992 to November 1996, Mr. Shin served as Chief Financial Officer of the Company. From

January 1986 to December 1989, Mr. Shin served as President of LSI Logic Korea. Mr. Shin received his B.A. and M.A. degrees in Economics from San Jose State University.



     Patrick Y. Yin has served as Senior Vice President of the Company since February 1997. From September 1997 to March 1998, he served as the Company's Chief Technical Officer. From January 1992 to February 1997, Mr. Yin served as Vice President, Engineering. From July 1989 to November 1991, Mr. Yin served as Design Group Manager of Chips and Technologies, Inc., a supplier of semiconductor and software solutions. From October 1981 to July 1989, Mr. Yin served as Director of Engineering of LSI Logic. Mr. Yin received an A.C.G.I. in Electrical Engineering from the Imperial College of Science and Technology and a B.Sc.E.E. from the University of London.



     Yen C. Chang has served as Senior Vice President, Engineering of the Company since March 1998. From September 1997 to March 1998, he served as Vice President, Engineering of the Company. He served as the Company's Vice President, Engineering Asia from January 1997 to September 1997. From September 1995 to December 1996, Mr. Chang served as Vice President, Engineering of the Company. From January 1992 to September 1997, Mr. Chang served as Director, Engineering of the Company. From June 1982 to January 1992, Mr. Chang served as Department Head, Megafunction Development for LSI Logic. Mr. Chang received B.S. and M.S. degrees in Electrical Engineering from Oregon State University.



     Charles R. Olson has served as Vice President, Sales of the Company since February 1998. From July 1997 to February 1998, Mr. Olson served as Vice President, Sales and Marketing of the Company. From May 1997 to July 1997, Mr. Olson served as Vice President, Sales of Precedence, Inc., a provider of multi-simulator software environments for design engineers. From October 1988 to October 1996, Mr. Olson served as General Manager and Vice President of Zycad Corporation, a semiconductor simulation systems manufacturer.



     Charles Kummeth has served as Vice President, Marketing of the Company since February 1998. From July 1996 to February 1998, Mr. Kummeth served as Business Development Director for Imation Corporation, a producer of product and service solutions for the handling of information (formerly part of 3M Corporation). From August 1982 to July 1996, Mr. Kummeth served in various progress positions at 3M Corporation in Electronics and Software Design Engineering, Embedded Systems and Hardware Design, Product Development Laboratory, Marketing and Business Operations. Mr. Kummeth received his B.S. degree in Electrical Engineering from the University of North Dakota, an M.S. degree in Software Design and Development from St. Thomas University in Minnesota and an M.B.A. from the Carlson School of Business of the University of Minnesota.



     James D. Behrens has served as Vice, Business Development of the Company since February 1998. From August 1997 to January 1998, he served as President of SIS Microelectronics. From March 1997 to August 1997, Mr. Behrens served as General Partner for Quanah Consulting, a consulting firm. From October 1989 to March 1997, Mr. Behrens served in various vice president and consulting executive roles for Cadence Design Systems, an electronic design automation supplier. From March 1985 to October 1989, Mr. Behrens served as Director of Marketing for Mentor Graphics Corporation. Mr. Behrens received a B.S. in Physical Science from Colorado State University.



     Charles R. Schadewitz has served as Vice President, North American Sales of the Company since April 1996 and as Director, North American Sales of the Company from February 1994 to March 1996. From October 1990 to November 1993, Mr. Schadewitz was a Senior Account Manager of Mentor Graphics Corporation, an EDA company. From December 1987 to October 1990, Mr. Schadewitz was a Senior Account Manager of Hewlett-Packard Company. Mr. Schadewitz received a B.S.M.E. from the University of California, Berkeley.



     Martin J. Baynes has served as Vice President, Engineering Operations of the Company since September 1997. From January 1992 until August 1997, Mr. Baynes served as Vice President, Engineering for Zycad Corporation, an electronic design automation company. Previously, Mr. Baynes has served as a Director of Engineering for Genrad, National Semiconductor Corporation and

Fairchild Semiconductor Corporation. Mr. Baynes received a MSc in Computer Engineering from Brunel University, England and a BSc in Electronics from Southampton University, England.



     Edward Wan has served as Vice President, ASIC Design Services of the Company since March 1998. From January 1998 to March 1998, he served as Vice President in the Worldwide Services group for Cadence Design Services, Inc., an EDA tools company, from January 1998 to March 1998. From 1985 to 1993, Mr. Wan held various positions at LSI Logic. From 1993 to 1997, Mr. Wan served as Vice President of the North American Engineering group at LSI Logic. He also served as a Senior Director of Corporate Product Marketing and Vice President of Engineering for LSI Logic Canada. Prior to LSI Logic, he spent four years at Signetics in various design and product engineering positions. Mr. Wan received his B.S. E.E.C.S. degree from University of California at Berkeley.



     Y.S. Fu has been a director of the Company since May 1996. Since January 1996, Mr. Fu has served as Partner of WK Technology. WK Technology manages a number of venture capital funds, including WK Technology Fund, WK Technology Fund II, WK Technology Fund III and WK Technology Fund IV, which are principal stockholders of the Company. From April 1993 to December 1995, Mr. Fu served as Senior Vice President, Worldwide OEM Division and Chairman of the Board of Logitech Far East Ltd. ("Logitech Far East"), a computer hardware manufacturer. From January 1992 to April 1993, Mr. Fu served as General Manager and Chairman of the Board of Logitech Far East. From July 1986 to January 1992, Mr. Fu served as General Manager of Logitech Far East.



     Walter G. Kortschak has been a director of the Company since May 1996. Mr. Kortschak is a General Partner of Summit Partners, L.P., where he has been employed since June 1989. Summit Partners and its affiliates manage a number of venture capital funds, including Summit Ventures IV, L.P. and Summit Investors III, L.P., which are principal stockholders of the Company. Mr. Kortschak also serves as a director of Diamond Multimedia Systems, Inc., HMT Technology Corporation, Simulation Sciences, Inc. and SteriGenics International, Inc.



     Cheng Ming Lee has been a director of the Company since November 1996. Since January 1997, Mr. Lee has served as President of Apex Venture Capital Corporation, a venture capital fund. Since December 1997, Mr. Lee has served as President of Win Plus Venture Capital Corporation, a venture capital fund. Since February 1996, Mr. Lee has served as President of Win Win Venture Capital Corporation, a venture capital fund and principal stockholder of the Company. Since January 1990, Mr. Lee has served as President of Fidelity Venture Capital Corporation, a venture capital fund. Since April 1987, Mr. Lee has served as President of Taiwan Venture Capital Corporation, a venture capital fund. Mr. Lee also serves as a director of Award Software International Inc. and Taiwan Opportunity Fund Limited.



     Jeffrey D. Saper has been Secretary and a director of the Company since May 1996. Mr. Saper has been a member of Wilson Sonsini Goodrich & Rosati, P.C., legal counsel to the Company, since 1980. Mr. Saper is also a director of Diamond Multimedia Systems, Inc. and Proxim, Inc.


     All directors hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified. Officers serve at the discretion of the Board and are appointed annually. There are no family relationships between any of the directors or executive officers of the Company.

BOARD COMMITTEES

     The Compensation Committee of the Board of Directors consists of Messrs. Fu and Kortschak. The Compensation Committee makes recommendations to the Board concerning salaries and incentive compensation for the Company's executive officers, directors and employees and administers the Company's Option Plan and Purchase Plan.

     The Audit Committee of the Board of Directors consists of Messrs. Fu, Kortschak and Saper. The Audit Committee aids management in the establishment and supervision of the Company's financial controls, evaluates the scope of the annual audit, reviews audit results, consults with management and the Company's independent auditors prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of the Company's financial affairs.


     The Option Committee consists of Conrad J. Dell'Oca and Mitchell D. Bohn. The Option Committee has the ability to grant options (not to exceed 50,000 shares) to non-executive officers under the Corporation's 1996 Stock Option Plan.


DIRECTOR COMPENSATION


     Outside directors receive $10,000 per year for serving on the Board of Directors, $1,000 for each regular meeting of the Board of Directors in which they participate and $2,000 per year for serving as a member of the Audit or Compensation Committee of the Board. Outside directors are also reimbursed for all reasonable expenses incurred by them in attending Board and Committee meetings. In addition, outside directors are eligible to participate in the Company's Director Plan (the "Director Plan"), which was adopted in February 1997. For purposes of director compensation and participation in the Director Plan, outside directors are defined as directors who are not employees of the Company and are not partners or members of any venture capital firm or institutional investor which owns securities of the Company having more than five percent of the total voting power of the Company. A total of 250,000 shares of Common Stock has been reserved for issuance under the Director Plan. As of February 28, 1998, options to purchase an aggregate of 25,000 shares of Common Stock were outstanding under the Director Plan, and an aggregate of 225,000 shares of Common Stock remained available for future grants. The Director Plan provides for the grant of nonstatutory stock options to outside directors of the Company pursuant to an automatic, nondiscretionary grant mechanism. The Director Plan provides that each outside director, except for employee directors who become outside directors, shall be granted a nonstatutory stock option to purchase 25,000 shares of Common Stock on the date upon which such person first becomes an outside director (the "First Option"). Thereafter, each outside director shall be automatically granted an option to purchase 5,000 shares of Common Stock upon his or her reelection to the Board on the date of the Company's annual meeting of stockholders of each year (a "Subsequent Option"), if on such date such outside director shall have served on the Company's Board of Directors for at least six (6) months. The Director Plan provides that each option shall become exercisable as to 25% of the shares subject to the option on the day before the date of the Company's annual meeting of stockholders of each year as long as the optionee remains a director. The exercise price per share of all options granted under the Director Plan shall be equal to the fair market value of a share of the Company's Common Stock on the date of grant. Options granted to Outside Directors under the Director Plan have a ten year term, but will expire unless exercised within three (3) months following the termination of an Outside Director's status as a director or twelve (12) months if the termination is due to death or total and permanent disability. In the event of the merger or sale of substantially all of the assets of the Company, all outstanding options shall be assumed or substituted by the successor corporation. If the Outside Director's options are not assumed or substituted, they shall become fully vested and exercisable. In addition, if an Outside Director ceases to be a director of the Company or the successor corporation after the merger or sale, other than upon a voluntary resignation, the Outside Director's options shall be fully vested and exercisable. If not terminated earlier, the Director Plan will have a term of ten years. Directors are also eligible to receive stock options under the Option Plan. Pursuant to the Director Plan, Mr. Saper was granted an option to purchase 25,000 shares at an exercise price of $8.50 per share on February 25, 1997. See
"Management -- Compensation Plans."


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the Board of Directors currently consists of Messrs. Fu and Kortschak. Neither of these individuals were at any time since the formation of the Company an executive officer or employee of the Company. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS

     The Company does not currently have any employment contract in effect with its Chief Executive Officer or any other Named Executive Officer (as defined below).

EXECUTIVE COMPENSATION


     The following table sets forth a summary of the compensation paid by the Company during the fiscal years ended November 30, 1996 and 1997 to the Company's Chief Executive Officer and the Company's four other most highly compensated executive officers whose salary and bonus exceeded $100,000 in fiscal 1997 (collectively, the "Named Executive Officers") for services rendered in all capacities to the Company.


                           SUMMARY COMPENSATION TABLE


                                             ANNUAL COMPENSATION
                                             -------------------      OTHER ANNUAL         ALL OTHER
    NAME AND PRINCIPAL POSITIONS      YEAR    SALARY    BONUS(1)   COMPENSATION(2)(3)   COMPENSATION(4)
    ----------------------------      ----   --------   --------   ------------------   ---------------
Conrad J. Dell'Oca..................  1997   $191,617   $120,000              --            $30,772
  President, Chief Executive Officer  1996    174,372     50,000        $103,070             29,682
  and Director
Jai P. Shin.........................  1997    175,628    120,000              --              7,059
  Executive Vice President and        1996    159,831     50,000         103,070              6,239
  Director
Patrick Y. Yin......................  1997    166,109    120,000          80,676              4,122
  Senior Vice President               1996    151,161     50,000          55,500              3,130
Yen C. Chang........................  1997    156,281    120,000          80,676              3,944
  Senior Vice President, Engineering  1996    142,206     50,000          55,500              3,504
Charles R. Schadewitz...............  1997     94,853     13,892          45,553                556
  Vice President, North American      1996     84,865         --          93,443                515
  Sales


---------------


(1) Includes bonus payments earned in the fiscal year indicated even if such bonuses were paid in a subsequent fiscal year.


(2) In accordance with the rules of the Securities and Exchange Commission, other compensation in the form of perquisites and other personal benefits has been omitted in those cases where the aggregate amount of such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total annual salary and bonus for the Named Executive Officer for such year.


(3) Represents incentive payments based on revenue from certain contracts. Includes incentive payments earned in the fiscal year indicated even if such bonuses were paid in a subsequent fiscal year.


(4) Represents payments for life insurance and long-term disability insurance premiums.

OPTION GRANTS IN LAST FISCAL YEAR



     The following table sets forth certain information for the fiscal year ended November 30, 1997 with respect to each grant of stock options to the Named Executive Officers:



               OPTION GRANTS DURING YEAR ENDED NOVEMBER 30, 1997



                                                                                      POTENTIAL REALIZABLE
                                                   INDIVIDUAL GRANTS                    VALUE AT ASSUMED
                                    -----------------------------------------------          ANNUAL
                                               % OF TOTAL                             RATES OF STOCK PRICE
                                                OPTIONS                                 APPRECIATION FOR
                                                GRANTED      EXERCISE                    OPTION TERM(2)
                                    OPTIONS   TO EMPLOYEES   PRICE PER   EXPIRATION   --------------------
               NAME                 GRANTED    IN 1997(1)      SHARE        DATE         5%         10%
               ----                 -------   ------------   ---------   ----------   ---------  ---------
Charles R. Schadewitz.............  20,000        1.5          $8.00      01/10/07    $100,623   $254,999


---------------

(1) In 1997, the Company granted employees and consultants options to purchase an aggregate of 1,346,600 shares of Common Stock.



(2) In accordance with the rules of the Securities and Exchange Commission (the "Commission"), shown are the gains or "option spreads" that would exist for the respective options granted. These gains are based on the assumed rates of annual compound stock price appreciation of 5% and 10% from the date the option was granted over the full option term. These assumed annual compound rates of stock price appreciation are mandated by the rules of the Commission and do not represent the Company's estimate or projection of future Common Stock prices.



    AGGREGATED OPTION EXERCISES IN 1997 AND NOVEMBER 30, 1997 OPTION VALUES



                                                    NUMBER OF UNEXERCISED
                                                   OPTIONS AT NOVEMBER 30,        VALUE OF UNEXERCISED
                                                            1997                 IN-THE-MONEY OPTIONS(1)
                                                 ---------------------------   ---------------------------
                     NAME                        EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                     ----                        -----------   -------------   -----------   -------------
Charles R. Schadewitz..........................      --           20,000             --          $0.00


---------------

(1) Based upon an assumed fair market value of $8.00 per share as of November 30, 1997 less the exercise price per share.



No Named Executive Officer exercised any options during the fiscal year ended November 30, 1997.


COMPENSATION PLANS

  1996 Stock Option Plan


     The Company's Option Plan was approved by the Board of Directors and the stockholders in June 1996 and was amended in February 1997 and March 1998. The 1996 Plan provides for the grant to employees of the Company (including officers and employee directors) of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and for the grant of nonstatutory stock options to employees, directors and consultants of the Company. The Option Plan is currently administered by the Compensation Committee of the Board of Directors (the "Administrator"), which selects the optionees, approves the forms of option agreements, determines the number of shares to be subject to each option and determines the exercise price of each option. The Option Plan authorizes the issuance of an aggregate of up to 4,500,000 shares of Common Stock. As of February 28, 1998, options to purchase an aggregate of 2,250,190 shares of Common Stock were outstanding under the Option Plan, and an aggregate of 2,191,030 shares of Common Stock remained available for future grants. The exercise price of all incentive stock options granted under the Option Plan must be at least equal to the fair market value of the Common Stock on the date of grant. The exercise price of all nonstatutory stock options granted under the Option Plan shall be determined by the Administrator. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of stock of the Company, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the maximum term of the incentive stock option must not exceed five years. No optionee shall be granted options in any fiscal year of the Company covering more than 500,000 shares, although in connection with the optionee's initial service, an option to purchase up to an additional 500,000 shares may be granted which will not count against this limit. The term of all other options granted under the Option Plan may not exceed ten years.



     In the event of a merger of the Company with or into another corporation or a sale of substantially all of the assets of the Company, the Option Plan requires that each outstanding option be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of the successor corporation; provided, however, that in the event the successor corporation refuses to assume or substitute for the outstanding options, such options will become fully vested and exercisable for a period of fifteen days after notice from the Administrator. Unless terminated sooner, the Option Plan will terminate ten years from its effective date. The Board has authority to amend or terminate the Option Plan, provided that no such action may impair the rights of the holder of any outstanding options without the written consent of such holder.


  1997 Employee Stock Purchase Plan


     The Company's 1997 Employee Stock Purchase Plan (the "1997 Purchase Plan") was adopted by the Board of Directors and by the stockholders in February 1997 and amended in March 1998 and will become effective upon the date of this Prospectus. A total of 500,000 shares of Common Stock has been reserved for issuance under the 1997 Purchase Plan, plus annual increases equal to the lesser of (i) the shares underlying options granted in the immediately preceding year or (ii) a lesser amount determined by the Board.



     The 1997 Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended, contains successive six-month offering periods. The offering periods generally start on the first trading day on or after April 1 and October 1 of each year, except for the first such offering period which commences on the first trading day on or after the effective date of this offering and ends on the last trading day on or before October 31, 1998.



     Employees are eligible to participate if they are customarily employed by the Company or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, any employee who (i) immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of the capital stock of the Company, or
(ii) whose rights to purchase stock under all employee stock purchase plans of the Company accrues at a rate which exceeds $25,000 worth of stock for each calendar year may be not be granted an option to purchase stock under the 1997 Purchase Plan. The 1997 Purchase Plan permits participants to purchase Common Stock through payroll deductions of up to 10% of the participant's "compensation." Compensation is defined as the participant's base straight time gross earnings, commissions, payments for overtime, profit sharing payments, shift premium payments, incentive compensation, incentive payments and bonuses, but exclusive of other compensation. The maximum number of shares a participant may purchase during a single offering period is 2,500 shares.



     Amounts deducted and accumulated by the participant are used to purchase shares of Common Stock at the end of each offering period. The price of stock purchased under the 1997 Purchase Plan is 85% of the lower of the fair market value of the Common Stock at the beginning or end of the offering period. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with the Company.



     Rights granted under the 1997 Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the 1997 Purchase Plan. The 1997 Purchase Plan provides that, in the event of a merger of the Company with or into another corporation or a sale of substantially all of the Company's assets, each outstanding option may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set. The 1997 Purchase Plan will terminate in February 2007. The Board of Directors has the authority to amend or terminate the 1997 Purchase Plan, except that no such action may adversely affect any outstanding rights to purchase stock under the 1997 Purchase Plan.


LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Certificate of Incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law (the "Delaware Law"). Under the Delaware Law, a director's liability to a company or its stockholders may not be limited with respect to (i) any breach of his duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments or dividends or unlawful stock repurchases or redemptions or (iv) transactions from which the director derived an improper personal benefit. The Company's Bylaws provide that the Company shall indemnify its officers and directors and may indemnify its employees and other agents to the fullest extent permitted under the Delaware Law. The Company has also entered into agreements to indemnify its directors and executive officers, in addition to the indemnification provided for in the Company's Bylaws. The Company believes that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. The Company's Bylaws also permit it to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether the Delaware Law would permit indemnification. In addition, the Company maintains directors' and officers' liability insurance.

     There is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any pending or threatened litigation or proceeding that might result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

     In October 1996, the Company issued an aggregate of 508,260 shares of Common Stock to investors for an aggregate purchase price of $2,160,105. The investors included Win Win Venture Capital Corporation, which purchased 139,962 shares of Common Stock from the Company for an aggregate purchase price of $594,839 and 560,038 shares of Common Stock from certain of the Company's directors and officers for an aggregate purchase price of $2,380,162. In connection with certain services rendered in connection with such transaction, the Company paid $159,956 to Win Win Venture Capital Corporation. Cheng Ming Lee, a director of the Company, is President of Win Win Venture Capital Corporation.


     In August 1996, the Company repurchased certain shares of the Common Stock held by certain directors and officers of the Company. Specifically, the Company repurchased 1,194,696 shares of Common Stock from Conrad J. Dell'Oca for an aggregate purchase price of $5,049,980, 1,194,696 shares of Common Stock from Yen C. Chang for an aggregate purchase price of $5,049,980, 1,194,698 shares of Common Stock from Jai P. Shin, for an aggregate purchase price of $5,049,988 and 1,194,696 shares of Common Stock from Patrick Y. Yin for an aggregate purchase price of $5,049,980. Messrs. Dell'Oca, Chang, Shin and Yin are executive officers of the Company.



     In May and June 1996, the Company issued an aggregate of 130,378 shares of Series A Redeemable Preferred Stock to investors for an aggregate purchase price of $13,037,800. The investors included Summit Ventures IV, L.P. and Summit Investors III, L.P., WK Technology Fund, WK Technology Fund II and WK Technology Fund III and Jeffrey D. Saper. The holders of the Series A Redeemable Preferred Stock are entitled to receive cumulative dividends from the Company at the rate of 6% per annum, compounded annually. The Company must redeem 33 1/3% of the outstanding shares of Series A Redeemable Preferred Stock on June 1, 2001, 50% of the outstanding shares of Series A Redeemable Preferred Stock on June 1, 2002 and 100% of the outstanding shares of Series A Redeemable Preferred Stock on June 1, 2003. In addition, the Company must redeem the outstanding shares of Series A Redeemable Stock under certain other conditions, including an initial public offering of the Company's Common Stock to the extent the Company receives more than $20,000,000 of net cash proceeds. Accordingly, a portion of the proceeds from the offering will be used to redeem all of the outstanding shares of Series A Redeemable Preferred Stock. See "Use of Proceeds." The Series A Redeemable Preferred Stock is not convertible into Common Stock. Summit Ventures IV, L.P. and Summit Investors III, L.P. purchased an aggregate of 64,544 shares of Series A Redeemable Preferred Stock for an aggregate purchase price of $6,454,400. Walter G. Kortschak, a director of the Company, is a general partner of Summit Ventures IV, L.P. and Summit Investors III, L.P. WK Technology Fund, WK Technology Fund II and WK Technology Fund III purchased an aggregate of 64,544 shares of Series A Redeemable Preferred Stock for an aggregate purchase price of $6,454,400. Y.S. Fu, a director of the Company, is a partner of WK Technology Fund, WK Technology Fund II and WK Technology Fund III. Jeffrey D. Saper, a director of the Company, purchased 484 shares of Series A Redeemable Preferred Stock for an aggregate purchase price of $48,400.


     In May and June 1996, the Company also issued an aggregate of 4,778,804 shares of Common Stock to investors for an aggregate purchase price of $7,162,205. The investors included Summit Ventures IV, L.P. and Summit Investors III, L.P., WK Technology Fund, WK Technology Fund II and WK Technology Fund III and Jeffrey D. Saper. Summit Ventures IV, L.P. and Summit Investors III, L.P. purchased an aggregate of 2,365,714 shares of Common Stock for an aggregate purchase price of $3,545,600, WK Technology Fund, WK Technology Fund II and WK Technology Fund III purchased an aggregate of 2,365,714 shares of Common Stock for an aggregate purchase price of $3,545,600 and Jeffrey D. Saper purchased 17,766 shares of Common Stock for an aggregate purchase price of $26,627. Beginning in May 2003, purchasers holding at least 55% of the shares of Common Stock then held by all such purchasers shall have the right to require the Company to repurchase all or any portion of such shares of Common Stock at the then fair market value of such shares as determined by the Company and the investors, or in the event such parties cannot agree upon the fair market value, the fair market value shall be determined by an independent appraiser. The right of the purchasers to cause the Company to purchase their shares of Common Stock will terminate upon the closing of the offering.

                             PRINCIPAL STOCKHOLDERS



     The following table sets forth certain information regarding the beneficial ownership of the Common Stock of the Company as of February 28, 1998 and as adjusted to reflect the sale of the shares of Common Stock offered hereby with respect to (i) each person (or group of affiliated persons) known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers and
(iv) all directors and executive officers as a group. Except as otherwise indicated in the footnotes to the table, each of the stockholders has sole voting and investment power with respect to the shares of beneficially owned by such stockholders, subject to community property laws where applicable.



                                                                                PERCENT OF TOTAL
                                                                           --------------------------
                                                      NUMBER OF SHARES     BEFORE THE      AFTER THE
             NAME OF BENEFICIAL OWNER                BENEFICIALLY OWNED    OFFERING(1)    OFFERING(1)
             ------------------------                ------------------    -----------    -----------
Conrad J. Dell'Oca(2)..............................       2,625,304           11.7%           9.2%
  830 East Arques Avenue
  Sunnyvale, California 94086
Summit Partners, L.P.(3)...........................       2,601,008           11.6            9.1
Walter G. Kortschak
  499 Hamilton Avenue, Suite 200
  Palo Alto, California 94301
WK Technology(4)...................................       2,601,008           11.6            9.1
Y.S. Fu
  10th Floor, 115 Sec. 3
  Ming Sheng E. Road
  Taipei, Taiwan R.O.C
Patrick Y.C. Yin(5)................................       2,464,170           11.0            8.7
  830 East Arques Avenue
  Sunnyvale, California 94086
Yen C. Chang(6)....................................       2,446,570           10.9            8.6
  830 East Arques Avenue
  Sunnyvale, California 94086
Jai P. Shin(7).....................................       2,012,126            9.0            7.1
  830 East Arques Avenue
  Sunnyvale, California 94086
Cheng Ming Lee(8)..................................         700,000            3.1            2.5
Jeffrey D. Saper(9)................................         183,546              *              *
Charles R. Schadewitz(10)..........................         125,000              *              *
All directors and executive officers as a group
  (14 persons)(11).................................      15,758,732           70.2           55.4


------------------------------

  *  Less than 1%



 (1) Applicable percentage ownership is based on 22,439,557 shares of Common Stock outstanding as of February 28, 1998 and 28,439,557 shares immediately following the completion of this offering (assuming no exercise of the Underwriters' over-allotment option).



 (2) Shares held by Conrad J. Dell'Oca, Trustee of the Conrad J. and Nellie A. Dell'Oca Family Trust dated July 15, 1980. Mr. Dell'Oca is a director of the Company.



 (3) Includes 2,490,724 shares held by Summit Ventures IV, L.P. ("Summit IV") and 110,284 shares held by Summit Investors III, L.P. ("Summit Investors III"). Mr. Kortschak, a director of the Company, is a general partner of Summit Partners, L.P. and the general partner of Summit IV and Summit Investors III. Mr. Kortschak disclaims beneficial ownership of such shares held by Summit IV and Summit Investors III, except to the extent of his pecuniary interest therein.


 (4) Includes 510,992 shares held by WK Technology Fund, 510,992 shares held by WK Technology Fund II, 1,343,730 shares held by WK Technology III and 235,294 held by WK Technology Fund IV. Mr. Fu is a director of the Company and a partner of WK Technology. Mr. Fu disclaims any beneficial ownership of the shares held by WK Technology Fund, WK Technology Fund II, WK Technology Fund III and WK Technology Fund IV, except to the extent of his proportionate partnership interests in the respective entities.

 (5) Shares held by Patrick Y.C. Yin and Irene P.S. Yin, as Trustees of The Yin Family Trust, Created on March 16, 1992.

 (6) Shares held by Yen C. Chang & Lina W. Chang, as Trustees of The Chang Family Trust, Created on December 12, 1994.

 (7) Mr. Shin is a director of the Company.


 (8) Includes 700,000 shares held by Win Win Venture Capital Corporation. Mr. Lee is a director of the Company and President of Win Win Venture Capital Corporation. Mr. Lee disclaims any beneficial ownership of the shares held by Win Win Venture Capital Corporation, except to the extent of his proportionate partnership interests in the respective entities.



 (9) Includes 140,922 shares held by WS Investment Company 96-A, an investment fund of Wilson Sonsini Goodrich & Rosati, P.C. ("WSG&R"). Mr. Saper disclaims any beneficial ownership of the shares held by WSG&R, except to the extent of his proportionate partnership interest therein. Mr. Saper is Secretary and a director of the Company and a member of WSG&R. Of the shares included in the table, 95,000 are subject to a right of repurchase in favor of the Company in the event that Mr. Saper and WSG&R cease to serve as legal counsel to the Company. Such repurchase right expires as to 3,125 shares per month through April 2000. Includes 7,500 shares subject to an option exercisable within 60 days of February 28, 1998.



(10) All the shares are subject to a right of repurchase in favor of the Company in the event that Mr. Schadewitz terminates as an employee or consultant of the Company. The repurchase right of 1,042 shares expires in March 1998. The repurchase right of 21,667 shares expires as to 1,041 shares through April 1999. The repurchase right of 12,667 shares expires as to 416 shares through April 2000. Includes 5,000 shares subject to an option exercisable within 60 days of February 28, 1998.



(11) Includes an aggregate of 12,500 shares subject to an option exercisable within 60 days of February 28, 1998.

                          DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of the Company consists of 75,000,000 shares of Common Stock, par value $0.001 per share, and 5,000,000 shares of Preferred Stock, par value $0.001 per share. The following summary of certain provisions of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Certificate of Incorporation, which is included as an exhibit to the Registration Statement of which this Prospectus is a part, and by the provisions of applicable law.


COMMON STOCK


     As of February 28, 1998, there were 22,439,557 shares of Common Stock outstanding held of record by approximately 140 stockholders. The holders of Common Stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive ratably such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive conversion rights or other subscription rights. There are no redemption or sinking funds provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be outstanding upon completion of the offering will be fully paid and non-assessable.


PREFERRED STOCK

     The Company is authorized to issue 5,000,000 shares of undesignated Preferred Stock. The Board of Directors will have the authority to issue the undesignated Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued shares of undesignated Preferred Stock and to fix the number of shares constituting any series in the designations of such series, without any further vote or action by the stockholders. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue Preferred Stock.

REGISTRATION RIGHTS


     Under the terms of the Registration Agreement dated as of May 28, 1996, as amended (the "Registration Agreement"), the holders of approximately 4,779,000 shares of Common Stock (the "Registrable Securities") (including funds associated with Summit Partners, WK Technology and Win Win Venture Capital, Messrs. Dell'Oca, Shin, Yin and Chang and the former shareholders of SIS Microelectronics) will be entitled to certain rights with respect to the registration of such shares of Common Stock under the Securities Act. Under the Registration Agreement, if at any time after this offering the Company proposes to register any of its Common Stock under the Securities Act, certain holders of Registrable Securities are entitled to notice of such registration and to include their Registrable Securities therein; provided, among other conditions, that the underwriters have the right to limit the number of shares included in any such registration. Beginning six months after the closing of the offering, the holders of at least fifty-five percent (55%) of the Registrable Securities have the right to require the Company, on not more than four occasions, to file a registration statement under the Securities Act in order to register all or any part of their Registrable Securities. The Company may, in certain circumstances, defer such registration and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations. Further, the holders of Registrable Securities may require the Company to register all or any portion of their Registrable

Securities on Form S-3, when such form becomes available to the Company, subject to certain conditions and limitations.

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW


     The Company is subject to Section 203 of the Delaware Law ("Section 203").
Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to such date, the board of directors of the corporation approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, excluding certain shares held by employee directors and employee stock plans, or (iii) on or after the consummation date the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. For purposes of Section 203, a "business combination" includes, among other things, a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is generally a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.


TRANSFER AGENT AND REGISTRAR


     The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C. Its telephone number is (415) 743-1444.


LISTING

     The Company has applied to list its Common Stock on the Nasdaq National Market under the trading symbol "ASPC."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the offering, there has been no public market for securities of the Company. No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock of the Company in the public market after the lapse of the restrictions described below could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.


     Upon completion of the offering, the Company will have 28,439,557 shares of Common Stock outstanding, assuming no exercise of outstanding options after February 28, 1998. Of this amount, the 6,000,000 shares offered hereby will be available for immediate sale in the public market as of the date of this Prospectus. Approximately 935,000 additional shares will be available for sale in the public market immediately after the date of this Prospectus pursuant to Rule 144(k). However, approximately 57,000 of these shares will be subject to a right of repurchase in favor of the Company in the event that the stockholder's employment with the Company is terminated. Approximately 801,000 Restricted Shares will become eligible for sale 90 days after the Effective Date and approximately 20,276,000 additional shares will be available for sale in the public market following the expiration of the 180-day lockup agreements with the Representatives of the Underwriters or the Company, subject in some cases to compliance with the volume and other limitations of Rule 144. However, approximately 276,000 of these shares will be subject to a right of repurchase possessed by the Company. The remaining approximately 428,000 shares held by existing stockholders will become eligible for sale from time to time in the future under Rule 144.



                                         SHARES ELIGIBLE
  DAYS AFTER DATE OF THIS PROSPECTUS        FOR SALE                       COMMENT
  ----------------------------------     ---------------                   -------
Upon Effectiveness.....................     6,000,000      Shares sold in offering
Upon Effectiveness.....................       935,000      Freely tradeable shares saleable under
                                                           Rule 144(k) that are not subject to
                                                           180-day lockup
90 days................................       801,000      Shares saleable under Rules 701 and 144
180 days...............................    20,276,000      Lockup released; shares saleable under
                                                           Rules 144 and 701
Thereafter.............................       428,000      Restricted securities held for one year
                                                           or less



     In general, under Rule 144 a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year is entitled to sell within any three-month period commencing 90 days after the date of this Prospectus a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately 284,000 shares immediately after the offering) or (ii) the average weekly trading volume during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. Persons deemed to be affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.


     The Company is unable to estimate the number of shares that will be sold under Rule 144, as this will depend on the market price for the Common Stock of the Company, the personal circumstances of the sellers and other factors. Prior to the offering, there has been no public market for the Common Stock, and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after the offering. Any future sale of substantial amounts of the Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.

     The Company, its directors, executive officers, stockholders with registration rights and certain other stockholders have agreed pursuant to the Underwriting Agreement and other agreements that they will not sell any Common Stock without the prior consent of Hambrecht & Quist LLC for a period of 180 days from the effective date of this Prospectus, except that the Company may, without such consent, grant options and sell shares pursuant to the 1996 Plan, the Director Plan and the Purchase Plan.


     The Company intends to file a registration statement on Form S-8 under the Securities Act to register approximately 5,250,000 shares of Common Stock subject to options outstanding or reserved for issuance under the 1996 Plan, the Director Plan and the Purchase Plan within 90 days after the date of this Prospectus, thus permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act.

     Any employee or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this Prospectus.

     In addition, after the offering, the holders of approximately 4,779,000 shares of Common Stock will be entitled to certain rights with respect to registration of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by affiliates of the Company) immediately upon the effectiveness of such registration. See "Description of Capital Stock -- Registration Rights."

                                  UNDERWRITING


     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, through their Representatives, Hambrecht & Quist LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, have severally agreed to purchase from the Company the following respective numbers of shares of Common
Stock:



                                                              NUMBER OF
                            NAME                               SHARES
                            ----                              ---------
Hambrecht & Quist LLC.......................................
Merrill Lynch, Pierce, Fenner & Smith
               Incorporated.................................

                                                              ---------
          Total.............................................  6,000,000
                                                              =========



     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company, its counsel and independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.



     The Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $     per share. The Underwriters may allow and such dealers may
reallow a concession not in excess of $     per share to certain other dealers.
After the initial public offering of the shares, the offering price and other selling terms may be changed by the Representatives of the Underwriters. The Representatives have advised the Company that the Underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of Common Stock offered hereby.



     The Company has granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 900,000 additional shares of Common Stock at the initial public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.



     The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.



     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.



     Certain stockholders of the Company, including executive officers and directors, who will own in the aggregate 14,978,511 shares of Common Stock after this offering, have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock owned by them during the 180-day period following the date of this Prospectus. The Company has requested and the Representatives of the Underwriters have agreed with the Company not to release any of such lockup restrictions prior to the end of the 180-day period. In addition, stockholders who will own an aggregate of 5,297,834 shares of Common Stock after this offering have entered into similar lockup agreements with the Company, and the Company has agreed that, during the 180-day period following this Prospectus, it will not waive any of such agreements without the prior written consent of Hambrecht & Quist LLC. The Company has agreed that it will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock during the 180-day period following the date of this Prospectus, except that the Company may issue shares upon the exercise of options granted prior to the date hereof, and may grant additional options under its stock option plans, provided that, without the prior written consent of Hambrecht & Quist LLC, such additional options shall not be exercisable during such period.



     Certain persons participating in this offering may overallot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of Common Stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq Stock Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.



     Prior to the offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock will be determined by negotiation among the Company and the Representatives. Among the factors to be considered in determining the initial public offering price are prevailing market and economic conditions, revenues and earnings of the Company, market valuations of other companies engaged in activities similar to the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, the Company's management and other factors deemed relevant. The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.



     At the request of the Company, the Underwriters have reserved for sale at the initial public offering price to persons designated by the Company a number of shares of Common Stock not to exceed 5% of the total number of shares of Common Stock in this offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such shares. Any such shares not so purchased will be offered by the Representatives to the general public on the same basis as other shares offered hereby.


                                 LEGAL MATTERS


     The validity of the issuance of shares of Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, P.C. ("WSG&R"), Palo Alto, California. Pillsbury Madison & Sutro LLP, Palo Alto, California, is acting as counsel for the Underwriters in connection with certain legal matters relating to the shares of Common Stock offered hereby. Jeffrey D. Saper, a member of WSG&R, is Secretary and a director of the Company. Mr. Saper owns 35,124 shares of Common Stock and 484 shares of Series A Redeemable Preferred Stock and he has been granted options to acquire an aggregate of 30,000 shares of Common Stock. As of the date of this Prospectus, certain members of WSG&R, and investment partnerships of which such persons are partners, beneficially own 140,922 shares of Common Stock and 161 shares of Series A Redeemable Preferred Stock. A portion of the proceeds from the offering will be used to redeem all of the outstanding Series A Redeemable Preferred Stock. See "Use of Proceeds."


                                    EXPERTS


     The consolidated financial statements of the Company as of November 30, 1996 and 1997 and for each of the years in the three-year period ended November 30, 1997 included in this Prospectus and the related consolidated financial statement schedule included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.



     In December 1996, the Company appointed Deloitte & Touche LLP to replace KPMG Peat Marwick LLP as its principal accountants. There were no disagreements with the former accountants during the preceding two fiscal years or during any subsequent interim period preceding their replacement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the former accountants' satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their reports. KPMG Peat Marwick LLP issued an unqualified opinion on the financial statements as of November 30, 1994 and 1995 and for the three years in the period ended November 30, 1995. The Company did not consult with Deloitte & Touche LLP on any accounting or financial reporting matters in the two years prior to their appointment. The change in accountants was approved by the Board of Directors.


                             ADDITIONAL INFORMATION


     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 with respect to the shares of Common Stock offered hereby, of which this Prospectus forms a part. In accordance with the rules of the Commission, this Prospectus omits certain information contained in the Registration Statement. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission as an exhibit to the Registration Statement. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov.


     The Company is not currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result of the offering of the Company's Common Stock, the Company will become subject to the informational requirements of the Exchange Act.

                             ASPEC TECHNOLOGY, INC.


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Income...........................  F-4
Consolidated Statements of Stockholders' Equity
  (Deficiency)..............................................  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Aspec Technology, Inc.:


     We have audited the accompanying consolidated balance sheets of Aspec Technology, Inc. as of November 30, 1996 and 1997, and the related consolidated statements of income, stockholders' equity (deficiency) and cash flows for each of the three years in the period ended November 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Aspec Technology, Inc. at November 30, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended November 30, 1997 in conformity with generally accepted accounting principles.



Deloitte & Touche LLP


San Jose, California

March 12, 1998

                             ASPEC TECHNOLOGY, INC.


                          CONSOLIDATED BALANCE SHEETS


                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                     ASSETS



                                                       NOVEMBER 30,                       PRO FORMA
                                                    -------------------   FEBRUARY 28,   FEBRUARY 28,
                                                      1996       1997         1998           1998
                                                    --------   --------   ------------   ------------
                                                                          (UNAUDITED)    (UNAUDITED)
                                                                                           (NOTE 1)
Current assets:
  Cash and equivalents............................  $  6,341   $  2,524     $  2,690       $  2,690
  Accounts receivable (net of allowances of $300,
     $300 and $700):
     Billed.......................................     5,620      6,996        5,247          5,247
     Unbilled.....................................       121        948        2,765          2,765
  Prepaid expenses................................       586        507          448            448
  Deferred income taxes...........................       398      1,778        1,778          1,778
                                                    --------   --------     --------       --------
          Total current assets....................    13,066     12,753       12,928         12,928
Property and equipment -- net.....................     2,478      4,105        3,961          3,961
Other assets......................................       216        243          227            227
                                                    --------   --------     --------       --------
TOTAL.............................................  $ 15,760   $ 17,101     $ 17,116       $ 17,116
                                                    ========   ========     ========       ========

                          LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
  Accounts payable................................  $    941   $    801     $    616       $    616
  Accrued liabilities.............................     1,937      2,379        2,379          2,379
  Income taxes payable............................     2,050        321          918            918
  Customer advances...............................     4,434      4,747        3,085          3,085
                                                    --------   --------     --------       --------
          Total current liabilities...............     9,362      8,248        6,998          6,998
                                                    --------   --------     --------       --------
Commitments and contingencies (Note 5)
Series A redeemable preferred stock, $.001 par
  value: 130 shares designated and outstanding
  (liquidation value: $18,495)....................    13,345     14,168       14,380         14,380
                                                    --------   --------     --------       --------
Redeemable common stock, $.001 par value; shares
  outstanding: 1996, 1997 and 1998 -- 4,779; pro
  forma -- none...................................     7,116      7,116        7,116             --
                                                    --------   --------     --------       --------
Stockholders' equity (deficiency):
  Preferred stock, $.001 par value; 5,000
     authorized (excluding Series A redeemable
     preferred stock): none outstanding...........        --         --           --             --
  Common stock, $.001 par value: 75,000 shares
     authorized; shares outstanding:
     1996 -- 17,941; 1997 -- 17,234;
     1998 -- 17,260; pro forma -- 22,039..........     3,344      2,914        3,143         10,259
  Stockholder notes receivable....................      (648)      (301)        (292)          (292)
  Deferred stock compensation.....................      (476)      (165)        (139)          (139)
  Retained earnings (deficit).....................   (16,283)   (14,879)     (14,090)       (14,090)
                                                    --------   --------     --------       --------
          Total stockholders' deficiency..........   (14,063)   (12,431)     (11,378)        (4,262)
                                                    --------   --------     --------       --------
TOTAL.............................................  $ 15,760   $ 17,101     $ 17,116       $ 17,116
                                                    ========   ========     ========       ========



                See Notes to Consolidated Financial Statements.

                             ASPEC TECHNOLOGY, INC.


                       CONSOLIDATED STATEMENTS OF INCOME


                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                                                   THREE MONTHS
                                                                                       ENDED
                                                    YEARS ENDED NOVEMBER 30,       FEBRUARY 28,
                                                   ---------------------------   -----------------
                                                    1995      1996      1997      1997      1998
                                                   -------   -------   -------   -------   -------
                                                                                    (UNAUDITED)
Revenue..........................................  $ 6,640   $15,265   $22,392   $ 5,678   $ 6,925
Costs of revenue.................................    2,307     4,702     8,763     1,650     2,709
                                                   -------   -------   -------   -------   -------
Gross profit.....................................    4,333    10,563    13,629     4,028     4,216
                                                   -------   -------   -------   -------   -------
Operating expenses:
  Research and development.......................      445       921     1,190       298       431
  Sales and marketing............................    1,387     3,526     6,537     1,514     1,266
  General and administrative.....................    1,093     1,994     2,363       396       873
                                                   -------   -------   -------   -------   -------
          Total operating expenses...............    2,925     6,441    10,090     2,208     2,570
                                                   -------   -------   -------   -------   -------
Income from operations...........................    1,408     4,122     3,539     1,820     1,646
Interest income..................................       56       310       173        89        22
                                                   -------   -------   -------   -------   -------
Income before income taxes.......................    1,464     4,432     3,712     1,909     1,668
Provision for income taxes.......................      585     1,815     1,485       764       667
                                                   -------   -------   -------   -------   -------
Net income.......................................      879     2,617     2,227     1,145     1,001
Accretion of redeemable preferred stock..........       --       392       823       202       212
                                                   -------   -------   -------   -------   -------
Income attributable to common stockholders.......  $   879   $ 2,225   $ 1,404   $   943   $   789
                                                   =======   =======   =======   =======   =======
Basic earnings per share.........................  $  0.05   $  0.11   $  0.07   $  0.04   $  0.04
                                                   =======   =======   =======   =======   =======
Basic average shares outstanding.................   18,338    21,057    21,362    21,574    21,286
                                                   =======   =======   =======   =======   =======
Diluted earnings per share.......................  $  0.04   $  0.10   $  0.06   $  0.04   $  0.04
                                                   =======   =======   =======   =======   =======
Diluted average shares outstanding...............   20,172    22,396    22,532    22,974    22,222
                                                   =======   =======   =======   =======   =======



                See Notes to Consolidated Financial Statements.

                             ASPEC TECHNOLOGY, INC.


          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                                 (IN THOUSANDS)


                                   NON REDEEMABLE                                                  TOTAL
                                    COMMON STOCK      STOCKHOLDER     DEFERRED     RETAINED    STOCKHOLDERS'
                                  -----------------      NOTES         STOCK       EARNINGS       EQUITY
                                  SHARES    AMOUNT    RECEIVABLE    COMPENSATION   (DEFICIT)   (DEFICIENCY)
                                  -------   -------   -----------   ------------   ---------   -------------
BALANCES, December 1, 1994......  18,519    $   99       $  --         $  --       $    805      $    904
Issuance of common stock under
  employee stock purchase
  plan..........................     677        28         (28)           --             --            --
Collection of stockholder notes
  receivable....................      --        --          28            --             --            28
Repurchase of common stock from
  employee......................    (267)      (13)         --            --             --           (13)
Net income......................      --        --          --            --            879           879
                                  ------    ------       -----         -----       --------      --------
BALANCES, November 30, 1995.....  18,929       114          --            --          1,684         1,798
Sale of common stock (net of
  costs of $260)................     508     1,900          --            --             --         1,900
Issuance of common stock under
  stock purchase plan...........   3,293     1,346        (648)         (582)            --           116
Repurchase of common stock from
  founders and employees........  (4,789)      (16)         --            --        (20,192)      (20,208)
Accretion of redeemable
  preferred stock...............      --        --          --            --           (392)         (392)
Amortization of deferred stock
  compensation..................      --        --          --           106             --           106
Net income......................      --        --          --            --          2,617         2,617
                                  ------    ------       -----         -----       --------      --------
BALANCES, November 30, 1996.....  17,941     3,344        (648)         (476)       (16,283)      (14,063)
Issuance of common stock under
  stock option plans............       2        10          --            --             --            10
Repurchase of common stock from
  employees.....................    (709)     (440)        239           197             --            (4)
Accretion of redeemable
  preferred stock...............      --        --          --            --           (823)         (823)
Collection of stockholder notes
  receivable....................      --        --         108            --             --           108
Amortization of deferred stock
  compensation..................      --        --          --           114             --           114
Net income......................      --        --          --            --          2,227         2,227
                                  ------    ------       -----         -----       --------      --------
BALANCES, November 30, 1997.....  17,234     2,914        (301)         (165)       (14,879)      (12,431)
Issuance of common stock under
  stock option plans*...........      57       246          --            --             --           246
Repurchase of common stock from
  employees*....................     (31)      (17)          9             7             --            (1)
Accretion of redeemable
  preferred stock*..............      --        --          --            --           (212)         (212)
Amortization of deferred stock
  compensation*.................      --        --          --            19             --            19
Net income......................      --        --          --            --          1,001         1,001
                                  ------    ------       -----         -----       --------      --------
BALANCES, February 28, 1998*....  17,260    $3,143       $(292)        $(139)      $(14,090)     $(11,378)
                                  ======    ======       =====         =====       ========      ========


---------------

* Unaudited


                See Notes to Consolidated Financial Statements.

                             ASPEC TECHNOLOGY, INC.


                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)


                                                                                    THREE MONTHS
                                                                                        ENDED
                                                       YEARS ENDED NOVEMBER 30,     FEBRUARY 28,
                                                      --------------------------   ---------------
                                                       1995      1996      1997     1997     1998
                                                      ------   --------   ------   ------   ------
                                                                                     (UNAUDITED)
Cash flows from operating activities:
  Net income........................................  $  879   $  2,617   $2,227   $1,145   $1,001
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization..................     313        736    1,570      299      524
     Deferred income taxes..........................    (230)      (315)  (1,380)      --       --
     Stock compensation expense.....................      --        106      114       36       19
     Changes in assets and liabilities:
       Accounts receivable..........................    (762)    (3,949)  (2,203)   1,424      (68)
       Prepaid expenses and other assets............     (88)      (699)      52       23       75
       Accounts payable.............................      11        845     (140)       5     (185)
       Accrued liabilities..........................     293      1,269      442     (462)      --
       Income taxes payable.........................     415        964   (1,729)  (1,827)     597
       Customer advances............................   1,295      3,036      313   (1,899)  (1,662)
                                                      ------   --------   ------   ------   ------
          Net cash provided by (used for) operating
            activities..............................   2,126      4,610     (734)  (1,256)     301
                                                      ------   --------   ------   ------   ------
Cash flows from investing activities --
  Purchases of property and equipment...............    (594)    (2,463)  (3,197)    (707)    (380)
                                                      ------   --------   ------   ------   ------
Cash flows from financing activities:
  Sale of common stock..............................      --      2,016       10       --      246
  Sale of redeemable common stock...................      --      7,116       --       --       --
  Sale of redeemable preferred stock................      --     12,953       --       --       --
  Proceeds from borrowings..........................     200         --       --       --       --
  Repayment of borrowings...........................    (200)        --       --       --       --
  Repurchase of common stock........................     (13)   (20,208)      (4)      --       (1)
  Collection of stockholder notes receivable........      28         --      108       91       --
                                                      ------   --------   ------   ------   ------
          Net cash provided by financing
            activities..............................      15      1,877      114       91      245
                                                      ------   --------   ------   ------   ------
Net increase (decrease) in cash and equivalents.....   1,547      4,024   (3,817)  (1,872)     166
Cash and equivalents, beginning of period...........     770      2,317    6,341    6,341    2,524
                                                      ------   --------   ------   ------   ------
Cash and equivalents, end of period.................  $2,317   $  6,341   $2,524   $4,469   $2,690
                                                      ======   ========   ======   ======   ======
Supplemental disclosure of cash flow information --
  Cash paid for income taxes........................  $  404   $  1,166   $4,594   $2,589   $   70
                                                      ======   ========   ======   ======   ======
Supplemental schedule of noncash investing and
  financing activities:
  Issuance of common stock for notes receivable.....  $   28   $    648   $   --   $   --   $   --
                                                      ======   ========   ======   ======   ======
  Accretion of redeemable preferred stock...........  $   --   $    392   $  823   $  202   $  212
                                                      ======   ========   ======   ======   ======



                See Notes to Consolidated Financial Statements.

                             ASPEC TECHNOLOGY, INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                  YEARS ENDED NOVEMBER 30, 1995, 1996 AND 1997



        (INFORMATION AT FEBRUARY 28, 1998 AND FOR THE THREE MONTHS ENDED


                    FEBRUARY 28, 1997 AND 1998 IS UNAUDITED)



1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES



     Business -- Aspec Technology, Inc. (the Company) is a leading provider of merchant semiconductor intellectual property ("SIP") solutions for high-performance, complex IC designs, including system-on-a-chip ICs.



     Principles of Consolidation -- The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany accounts and transactions are eliminated.



     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the financial statements.



     Cash Equivalents -- Cash equivalents consist of short-term highly liquid debt investments with original maturities of 90 days or less.



     Property and Equipment -- Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives, generally three to five years.



     Software Development Costs -- Development costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time certain development costs required to attain general production release would be capitalized. To date, the Company's software development has essentially been completed concurrent with the establishment of technological feasibility, and, accordingly, no costs have been capitalized.



     Concentration of Credit Risk -- Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and equivalents and trade receivables. Cash equivalents consist primarily of money market instruments carried at cost, which approximates fair market value. Management believes the credit risk associated with such instruments is minimal. The Company licenses its products to customers which are primarily designers and manufacturers of integrated circuits. A significant portion of the Company's revenues are derived from customers in Asia, a region experiencing economic volatility. The Company has experienced a lengthening of the payment period for accounts receivables from certain Asian-based customers. At November 30, 1997 and February 28, 1998, approximately 58.9% and 63.6%, respectively, of the Company's accounts receivable (including unbilled receivables) were from Asian-based customers. Although the Company currently believes, based in part on continuing discussions with these customers, that its existing accounting reserves are adequate given the estimated exposure related to all of its accounts receivable, there can be no assurance that such accounting reserves will prove to be adequate nor that present or future dislocations in Asian countries or elsewhere or other factors will not have a material adverse effect on the Company's ability to collect its accounts receivable or on its business, operating results and financial condition.



     Revenue Recognition -- A majority of the Company's license revenue has been recognized on a percentage of completion basis based upon actual costs incurred since Aspec's products typically involve levels of adaptation or completion. License terms typically include a payment upon execution

                             ASPEC TECHNOLOGY, INC.

                  YEARS ENDED NOVEMBER 30, 1995, 1996 AND 1997



of the agreement with further payments upon completion of milestones. Revenue is recognized ratably as the work is performed on the project. Billings in excess of revenue are recorded as customer advances, while revenue in excess of billings is recorded as unbilled receivables. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. The time required to adapt a product for a specific customer application generally ranges from three to twelve months. License revenue for products not requiring adaptation is recognized upon delivery and when collection is reasonably assured.



     Revenue from support and maintenance contracts is deferred as customer advances and recognized ratably over the term of the agreement, which is typically one year. Royalty revenues are earned and recognized in the period reported by the customer or when cash is received.


     Income Taxes -- The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities.


     Stock Compensation -- The Company accounts for stock-based awards granted to employees based on the intrinsic value method in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" (see Note 7).



     Earnings Per Share -- In the period ended February 28, 1998, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128). All earnings per share (EPS) data for prior periods have been restated to conform with SFAS 128.



     SFAS 128 requires a dual presentation of basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing net income attributable to common stockholders by the weighted average common shares less shares subject to repurchase rights outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.



     For the purposes of the earnings per share computation, net income has been reduced by the amount of the periodic accretion for redeemable preferred stock (see Note 6).



     A reconciliation between basic average and diluted average shares outstanding follows:



                                                                           THREE MONTHS
                                                                               ENDED
                                            YEARS ENDED NOVEMBER 30,       FEBRUARY 28,
                                           ---------------------------   -----------------
                                            1995      1996      1997      1997      1998
                                            ----      ----      ----      ----      ----
Basic average shares outstanding.........   18,338    21,057    21,362    21,574    21,286
Weighted average common shares subject to
  repurchase rights......................      575       859       982     1,149       731
Weighted average common share equivalents
  related to stock purchase rights and
  options................................    1,259       480       188       251       205
                                           -------   -------   -------   -------   -------
Diluted average shares outstanding.......   20,172    22,396    22,532    22,974    22,222
                                           =======   =======   =======   =======   =======



     Unaudited Interim Financial Information -- The unaudited interim financial information as of February 28, 1998 and for the three months ended February 28, 1997 and 1998 has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of this interim information. Operating results for the three months ended February 28, 1998 are not necessarily indicative of the results that may be expected for any future period.

                             ASPEC TECHNOLOGY, INC.

                  YEARS ENDED NOVEMBER 30, 1995, 1996 AND 1997



     Unaudited Pro Forma Information -- Upon the closing of the initial public offering contemplated by this Prospectus, the redemption privileges of the redeemable common stock will terminate. The pro forma amounts in the accompanying consolidated balance sheet present the Company's stockholders' equity (deficiency) as if all such redemption privileges had terminated as of February 28, 1998.



     Recently Issued Accounting Standards -- In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which requires an enterprise to report, by major components and as a single total, the change in net assets during the period from nonowner sources; and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographic areas and major customers. Adoption of these statements will not impact the Company's financial position, results of operations or cash flows. Both statements are effective for fiscal years beginning after December 15, 1997, with earlier application permitted.



2. PROPERTY AND EQUIPMENT



     Property and equipment consist of (in thousands):



                                                        NOVEMBER 30,
                                                     ------------------    FEBRUARY 28,
                                                      1996       1997          1998
                                                     -------    -------    ------------
Computer equipment and software....................  $ 3,674    $ 6,621      $ 6,954
Office and other equipment.........................      243        492          539
                                                     -------    -------      -------
                                                       3,917      7,113        7,493
Less accumulated depreciation and amortization.....   (1,439)    (3,008)      (3,532)
                                                     -------    -------      -------
                                                     $ 2,478    $ 4,105      $ 3,961
                                                     =======    =======      =======



3. ACCRUED LIABILITIES



     Accrued liabilities consist of (in thousands):



                                                        NOVEMBER 30,
                                                     ------------------    FEBRUARY 28,
                                                      1996       1997          1998
                                                     -------    -------    ------------
Accrued compensation and related benefits..........  $ 1,140    $ 1,089      $ 1,049
Accrued commissions to outside sales
  representatives..................................      484        651          757
Other..............................................      313        639          573
                                                     -------    -------      -------
                                                     $ 1,937    $ 2,379      $ 2,379
                                                     =======    =======      =======



4. LINE OF CREDIT



     In March 1998, the Company increased its bank line of credit from $1,000,000 to $4,000,000. Borrowings under this line are due on demand, are collateralized by substantially all of the Company's assets and bear interest at the bank's prime rate (8.5% at February 28, 1998) plus 0.5%. As of November 30, 1997 and February 28, 1998, there were no borrowings outstanding under the line. The Company must maintain compliance with certain current and net worth ratio covenants under this agreement. As of November 30, 1997 and February 28, 1998, the Company was in compliance with these covenants.

                             ASPEC TECHNOLOGY, INC.

                  YEARS ENDED NOVEMBER 30, 1995, 1996 AND 1997



5. LEASE COMMITMENTS



     The Company leases its primary operating facility under a noncancelable operating lease agreement which expires in November 2001. Rent expense incurred under operating leases was approximately $144,000, $186,000 and $465,000 for the years ended November 30, 1995, 1996 and 1997, respectively.



     Future minimum lease commitments under operating leases as of November 30, 1997 are as follows (in thousands):



                        YEAR ENDING
                        NOVEMBER 30,
                        ------------
   1998.....................................................  $  417
   1999.....................................................     400
   2000.....................................................     418
   2001.....................................................     435
                                                              ------
Total minimum lease payments................................  $1,670
                                                              ======



6. REDEEMABLE STOCK


  Redeemable Preferred Stock

     During 1996, the Board of Directors authorized and designated 130,385 shares of Series A redeemable preferred stock. In May and June 1996, the Company sold an aggregate of 130,378 shares of Series A redeemable preferred stock at $100 per share, resulting in net proceeds of approximately $12,953,000. The significant terms of the Series A redeemable preferred stock are as follows:

     - In the event of liquidation, dissolution or winding up of the Company, the redeemable preferred stockholders shall receive, per share, the greater of (1) the initial issue price ($100) plus all accrued but unpaid dividends or (2) $141.86, prior to any distribution to be made to holders of the Company's common stock.

     - Dividends shall accrue on a daily basis at the rate of 6% per annum on the sum of the liquidation value plus all accrued but unpaid dividends.

     - The redeemable preferred shares have no voting rights except that:


        - The Series A preferred stockholders, voting as a class, shall be entitled to elect two directors as long as the holders of record on June 30, 1996 continue to hold 50% or more of the Series A preferred shares (or to elect one director if the holders of record on June 30, 1996 continue to hold 25% to 50% of the Series A preferred shares).


        - So long as any Series A preferred shares remain outstanding, the corporation shall not, without a vote of 55% of the outstanding Series A preferred shares, issue securities with equity features senior to Series A preferred stock, liquidate, change the Series A preferred rights or merge or consolidate with another entity which results in the Company's common stockholders immediately prior to the transaction owning less than 66.7% of the common stock after the transaction.


     - The redeemable preferred shares are not convertible into common stock.

                             ASPEC TECHNOLOGY, INC.

                  YEARS ENDED NOVEMBER 30, 1995, 1996 AND 1997



     - The Company is obligated to redeem the corresponding percentage of preferred shares on the following dates:



June 1, 2001................................................  33 1/3%
June 1, 2002................................................   50%
June 1, 2003................................................  100%



     - In the event of an initial public offering (IPO), the Company shall apply the net proceeds of the offering, less $20 million to be retained by the Company, to the redemption of the Series A redeemable preferred shares at the redemption value, which is, on a per share basis, the greater of (1) the original issue price plus all accrued but unpaid dividends or (2) $141.86. In the event of a change in ownership prior to an IPO, the Company shall redeem the Series A preferred stock at the redemption value. The aggregate liquidation and redemption value as of November 30, 1997 and February 28, 1998 was approximately $18,495,000. The Company is accreting the difference between the book value of the preferred stock and its redemption value over the period from the issuance date through the mandatory redemption dates. In the event of an IPO resulting in a redemption, the difference between the book value and the redemption value ($4,115,000 at February 28, 1998) will be considered as additional accretion for preferred stock in the quarter of the IPO which is expected to result in a loss attributable to common stockholders and a loss per share during that quarter.



  Redeemable Common Stock



     During May and June 1996, the Company sold an aggregate of 4,778,804 shares of redeemable common stock to the preferred stock investors for net proceeds of approximately $7,116,000. Under a stockholder rights agreement, these investors have a put option, exercisable at any time after the seventh anniversary of the agreement, to require the Company to repurchase for cash all of the common shares held by such investors at a price determined based upon the then market value of the Company divided by the number of common shares outstanding. This right terminates upon an IPO. The holders of these shares have certain registration rights.



7. STOCKHOLDERS' EQUITY (DEFICIENCY)



  Retained Earnings (Deficit)



     The Company's retained earnings (deficit) at November 30, 1997 and February 28, 1998 is comprised of (in thousands):



                                                            NOVEMBER 30,    FEBRUARY 28,
                                                                1997            1998
                                                            ------------    ------------
Cumulative net income from inception......................    $  6,528        $  7,529
Cumulative accretion of redeemable preferred stock........      (1,215)         (1,427)
Repurchase of common stock................................     (20,192)        (20,192)
                                                              --------        --------
                                                              $(14,879)       $(14,090)
                                                              ========        ========



  Stock Split



     During 1997, the Company effected a two for one split of the outstanding shares of common stock. All shares and per share data in the accompanying financial statements have been retroactively adjusted to reflect the stock split.

                             ASPEC TECHNOLOGY, INC.

                  YEARS ENDED NOVEMBER 30, 1995, 1996 AND 1997



  Repurchase of Common Stock



     During August 1996, the Company repurchased an aggregate of 4,778,786 shares of common stock held by certain founders of the Company at $4.227 per share for an aggregate purchase price of approximately $20,200,000.



  Employee Stock Plans



     Under the 1992 Employee Stock Purchase Plan (the 1992 Plan), 4,000,000 shares of the Company's common stock were reserved and available for issuance to officers, directors, employees and consultants of the Company. The 1992 Plan provides that the purchase or exercise price of the stock covered by the Plan shall be no less than the fair value of the Company's common stock at the date of the grant, as determined by the Board of Directors. The Board of Directors also has the authority to set exercise dates (generally no longer than ten years from the date of grant), payment terms and other provisions for each grant. Stock purchase rights and options granted under the plan generally vest as to 25% of the shares on the first anniversary of the date of grant and thereafter vest ratably over three years. The Company has the option to repurchase exercised shares that have not vested at the original purchase price upon termination of employment. As of November 30, 1996, there were no stock purchase rights outstanding under the 1992 Plan and in December 1996, the Company's Board of Directors determined not to grant or issue any additional shares under the 1992 Plan.



     In 1996, the Board of Directors adopted the 1996 Employee Stock Option Plan (the 1996 Plan). Under this plan, 4,500,000 shares have been reserved for issuance to directors, officers, employees and consultants to the Company at prices not less than the fair market value for incentive options. These options generally expire five to ten years from the date of grant. Incentive and nonstatutory options normally vest and become exercisable at an annual rate of 25%.



     In 1997, the Board of Directors adopted the 1997 Director Option Plan and reserved 250,000 shares of common stock for grants of options to each outside director. The Director Plan provides for the automatic grant to outside directors of an option to purchase 25,000 shares of common stock at the time the director joins the board and an option to purchase 5,000 shares of common stock upon the outside director's annual reelection to the Board.



     During 1997, the Company adopted the 1997 Employee Stock Purchase Plan and, as amended in March 1998, reserved 500,000 shares of common stock (plus annual increases equal to the lesser of (i) the shares underlying options granted in the immediately preceding year or (ii) a lesser amount determined by the Board) for sale to employees thereunder at a price no less than 85% of the lower of the fair market value at the beginning of the six-month offering period or the end of such offering. At February 28, 1998, no shares have been issued under this plan.

                             ASPEC TECHNOLOGY, INC.

                  YEARS ENDED NOVEMBER 30, 1995, 1996 AND 1997



     A summary of activity of rights or options to acquire stock under the plans is as follows (in thousands, except per share amounts):



                                                        RIGHTS OR       WEIGHTED
                                                         OPTIONS        AVERAGE
                                                       OUTSTANDING   EXERCISE PRICE
                                                       -----------   --------------
Outstanding, December 1, 1994........................     1,830          $0.05
Granted..............................................       369           0.23
Exercised............................................      (677)          0.02
                                                         ------          -----
Outstanding, November 30, 1995.......................     1,522           0.11
Granted..............................................     2,325           1.14
Exercised............................................    (3,293)          0.23
                                                         ------          -----
Outstanding, November 30, 1996.......................       554           4.05
Granted..............................................     1,372           7.58
Exercised............................................        (2)          5.00
Cancelled............................................      (475)          5.81
                                                         ------          -----
Outstanding, November 30, 1997.......................     1,449           6.82
Granted..............................................       974           8.00
Exercised............................................       (57)          4.19
Cancelled............................................       (91)          5.82
                                                         ------          -----
Outstanding, February 28, 1998.......................     2,275          $7.43
                                                         ======          =====



     At November 30, 1997 and February 28, 1998, approximately 574,000 and 2,191,000 shares, respectively, were available for future grant under the 1996 Plan. At November 30, 1997 and February 28, 1998, 225,000 shares were available for future grant under the 1997 Director Option Plan. As of November 30, 1997 and February 28, 1998, approximately 858,000 and 765,000 shares, respectively, exercised and outstanding under the 1992 Plan were subject to repurchase by the Company at the original purchase price.



     The weighted average fair value of rights or options granted in fiscal 1996 and 1997 was $0.56 and $2.11, respectively. At November 30, 1995, all of the rights outstanding were exercisable while at November 30, 1996, no options were exercisable.



     In connection with certain issuances of stock rights or options under the Plans, the Company recorded stock compensation for the difference between the deemed fair value for accounting purposes and the issuance or exercise price. Such amounts are amortized to expense over the related vesting periods.



     Additional information regarding options outstanding as of November 30, 1997 is as follows:



                          OPTIONS OUTSTANDING
              --------------------------------------------
                            WEIGHTED AVE.                         EXERCISABLE OPTIONS
 RANGE OF                     REMAINING                      -----------------------------
 EXERCISE       NUMBER       CONTRACTUAL    WEIGHTED AVE.       NUMBER      WEIGHTED AVE.
  PRICES      OUTSTANDING    LIFE (YRS)     EXERCISE PRICE   EXERCISABLE    EXERCISE PRICE
-----------   -----------   -------------   --------------   ------------   --------------
$2.20-$4.25      328,250         6.1            $4.03          125,749          $4.08
$5.00-$6.80      325,700         8.2             6.68            4,750           6.80
$8.00-$8.50      795,240         9.1             8.02           13,840           9.00
              ----------         ---            -----          -------          -----
               1,449,190         8.2            $6.82          144,339          $4.55
              ==========         ===            =====          =======          =====

                             ASPEC TECHNOLOGY, INC.

                  YEARS ENDED NOVEMBER 30, 1995, 1996 AND 1997



  Additional Stock Plan Information



     Effective for fiscal 1997, the Company was required to adopt the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 defines a fair value method of accounting for stock-based compensation awards to employees. The Company has elected to continue to follow the provisions of Accounting Principals Board No. 25, "Accounting for Stock Issued to Employees," and its related interpretations.



     SFAS 123 requires that the fair value of stock-based awards to employees be calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life, five years; no stock volatility; risk free interest rate, approximately 6.0% in 1996 and 6.1% in 1997; and no dividend payments during the expected term. Forfeitures are recognized as they occur. If the computed fair values of the 1996 and 1997 awards had been amortized to expense over the vesting period of the awards, pro forma income attributable to common stockholders and diluted earnings per share would have been approximately $2,195,000 ($0.10 per share) in 1996 and $449,000 ($0.02 per share) in 1997.
However, the impact of outstanding non-vested options granted prior to 1996 has been excluded from the pro forma calculation; accordingly, the 1996 and 1997 pro forma adjustments are not indicative of future period pro forma adjustments, when the calculation will apply to all applicable stock options.



8. INCOME TAXES


     The provision for income taxes for the years ended November 30 consists of (in thousands):


                                                           1995      1996      1997
                                                           -----    ------    -------
Current:
  Federal................................................  $ 556    $1,484    $ 1,884
  State..................................................    172       469        401
  Foreign................................................     87       177        580
                                                           -----    ------    -------
Total current............................................    815     2,130      2,865
                                                           -----    ------    -------
Deferred:
  Federal................................................   (197)     (276)    (1,174)
  State..................................................    (33)      (39)      (206)
                                                           -----    ------    -------
Total deferred...........................................   (230)     (315)    (1,380)
                                                           -----    ------    -------
Total provision for income taxes.........................  $ 585    $1,815    $ 1,485
                                                           =====    ======    =======



     The provision for income taxes differs from the amounts computed by applying the statutory federal income tax rate to income before taxes as a result of the following (in thousands):



                                                             1995     1996      1997
                                                             ----    ------    ------
Income tax expense.........................................  $498    $1,507    $1,262
State income taxes, net of federal benefit.................    87       266       189
Other......................................................    --        42        34
                                                             ----    ------    ------
Total provision for income taxes...........................  $585    $1,815    $1,485
                                                             ====    ======    ======

                             ASPEC TECHNOLOGY, INC.

                  YEARS ENDED NOVEMBER 30, 1995, 1996 AND 1997


     The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities as of November 30 are as follows (in thousands):


                                                              1996     1997
                                                              ----    ------
Deferred tax assets:
  Customer advances included in taxable income..............  $ --    $  978
  Reserves and accruals not currently deductible............   213       664
  State taxes...............................................   169       136
  Depreciation and amortization.............................    16        --
                                                              ----    ------
Net deferred tax assets.....................................  $398    $1,778
                                                              ====    ======



9. MAJOR CUSTOMERS AND INTERNATIONAL SALES



     In fiscal 1995, three customers accounted for 18.2%, 17.3% and 15.1% of total revenue, respectively. In fiscal 1996, one customer accounted for 10.5% of revenue. In fiscal 1997, no customer accounted for more than 10% of revenue.



     Export sales to Asia, Europe and North America accounted for approximately 54.1%, 66.2% and 48.2% of total revenue for the years ended November 30, 1995, 1996 and 1997, respectively. Export sales to Asia accounted for approximately 50.1%, 57.6% and 44.3% of total revenue in fiscal 1995, 1996 and 1997, respectively.



10. EMPLOYEE BENEFIT PLAN


     The Company has established a 401(k) tax-deferred savings plan. Employees meeting the eligibility requirements, as defined, may contribute specified percentages of their salaries. The Company has not contributed to the plan to date.

                           DESCRIPTION OF GRAPHICS


Inside front cover:

A graphical diagram appears here that depicts the steps in the IC manufacturing process and how EDA tools and Aspec's SIP interact with such process.


Captions read as follows:

ASPEC TECHNOLOGY

    ASPEC IS A LEADING PROVIDER OF SEMICONDUCTOR INTELLECTUAL PROPERTY (SIP) SOLUTIONS FOR HIGH-PEROFRMANCE, COMPLEX IC DESIGNS, INCLUDING SYSTEM-ON-A-CHIP
                                      ICs.


I/O     MEMORY  COMPLEX CORE                    CHARTERED       SANYO
DSP     CPU     MPEG                            SAMSUNG         LG SEMICON
MEMORY  I/O     COMPLEX CORE                    TSMC            HYUNDAI
                                                IBM             UMC

                       Complex IC            IC design optimized
                       Design                for manufacture at a
                                             variety of leading
                                             merchant semiconductor
                                             founderies.

                  Aspec provides cell
                  libraries, design tools,
                  design methodologies
ASPEC DESIGN      and engineering
TOOLS, DESIGN     services to accelerate
METHODOLOGY &     complex IC design.
SERVICES

                                  COMPLEX IC
                                  DESIGN AND
                                 DEVELOPMENT
                                   PROCESS
                                                         Complex
                                                           ICs



                                                 Reduced
 CUSTOMER    THIRD-PARTY                     time-to-market
   SIP           SIP                         for electronic
                                                 systems.
   CELL         ASPEC
LIBRARIES        SIP

============================================================


     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                               ------------------


                               TABLE OF CONTENTS



                                                  PAGE
                                                  ----
Prospectus Summary..............................    3
Risk Factors....................................    5
Use of Proceeds.................................   13
Dividend Policy.................................   13
Capitalization..................................   14
Dilution........................................   15
Selected Consolidated Financial Data............   16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................   17
Business........................................   26
Glossary........................................   36
Management......................................   37
Certain Transactions............................   45
Principal Stockholders..........................   46
Description of Capital Stock....................   48
Shares Eligible for Future Sale.................   50
Underwriting....................................   52
Legal Matters...................................   53
Experts.........................................   54
Additional Information..........................   54
Index to Consolidated Financial Statements......  F-1


                               ------------------

     UNTIL             , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

          ============================================================
============================================================


                                6,000,000 SHARES


                                      LOGO

                                  COMMON STOCK
                              --------------------

                                   PROSPECTUS

                              --------------------

                               HAMBRECHT & QUIST


                              MERRILL LYNCH & CO.

                                           , 1998


============================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of the Common Stock being registered hereby. All amounts are estimates except the SEC registration fee and the NASD filing fee.


                                                                 AMOUNT TO BE
                                                              PAID BY REGISTRANT
                                                              ------------------
SEC Registration Fee........................................       $ 24,426
NASD Filing Fee.............................................          8,780
Nasdaq National Market Listing Fee..........................         50,000
Printing....................................................        150,000
Legal Fees and Expenses.....................................        200,000
Accounting Fees and Expenses................................        100,000
Blue Sky Fees and Expenses..................................          5,000
Transfer Agent and Registrar Fees...........................         10,000
Miscellaneous...............................................        151,794
                                                                   --------
          Total.............................................       $700,000
                                                                   ========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law (the "Delaware Law") authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article Ten of the Registrant's Certificate of Incorporation (Exhibit 3.1 hereto) and Article VI of the Registrant's Bylaws (Exhibit 3.3 hereto) provide for indemnification of the Registrant's directors, officers, employees and other agents to the maximum extent permitted by Delaware Law. In addition, the Registrant has entered into Indemnification Agreements (Exhibit 10.1 hereto) with its officers and directors. The Underwriting Agreement (Exhibit 1.1) also provides for cross-indemnification among the Company and the Underwriters with respect to certain matters, including matters arising under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since March 1, 1994, the Registrant has issued and sold the following unregistered securities:


     1. The Registrant has issued an aggregate of 4,139,780 shares of Common Stock to employees and consultants of the Registrant pursuant to restricted stock purchase agreements for an aggregate amount of $1,057,092.



     2. On May 28, 1996 and June 14, 1996, the Registrant issued and sold an aggregate of 130,378 shares of Series A Redeemable Preferred Stock and 4,778,80 shares of Common Stock to Summit Ventures IV, L.P., Summit Investors III, L.P., WK Technology Fund, WK Technology Fund II, WK Technology Fund III, WS Investment Company 96-A, Jeffrey D. Saper and K&E Partners II pursuant to a Purchase Agreement for aggregate cash consideration of $20,200,005.


     3. On October 3, 1996, the Registrant issued and sold an aggregate of 508,260 shares of Common Stock to Winbond International Corp., Concord V.C., Concord II, V.C., Wang Hsiu-Fong, Hantech V.C. Corp., Hwa Chuan Co., Ltd., Golden Technology C.V. Investment Corp., Lo-hou Chew, Chyong Ven Chang, Shao-Fu Chen, Chinatrust V.C. Co., Ltd., Pacific V.C. Co., Ltd., Win Win Venture Capital Corporation, Ai-Lin Chen Tsai, Chen Chu Yin Yeh, Chiu-Hsiang Lin and

Hung Tien Investment Corporation pursuant to a Purchase Agreement for aggregate cash consideration of $2,160,105.


     4. Between July 1996 and February 1998, the Registrant granted and issued options to purchase an aggregate of 2,599,600 shares of Common Stock to employees and consultants of the Registrant pursuant to the Registrant's 1996 Stock Option Plan for an aggregate exercise price of $18,024,050.


     5. On February 25, 1997, the Registrant granted and issued options to purchase 25,000 shares of Common Stock to Jeffrey D. Saper pursuant to the Registrant's 1997 Director Option Plan for an exercise price of $212,500.

     There was no underwriter involved in connection with any transaction set forth above. The issuances of the securities set forth in paragraphs 1, 4 and 5 of this Item 15 were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated thereunder. The other issuances set forth in this Item 15 were deemed to be exempt from registration pursuant to
Section 4(2) of the Securities Act and Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering.

     In all of such transactions, the recipients of securities represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS.


        EXHIBIT NUMBER                     DESCRIPTION OF DOCUMENT
        --------------                     -----------------------
            1.1*         Form of Underwriting Agreement.
            2.1(1)       Agreement and Plan of Merger of Aspec Technology, Inc., a
                         Delaware corporation, and Aspec Technology, Inc., a
                         California corporation.
            2.2*         Agreement and Plan of Reorganization by and among the
                         Registrant, SIS Microelectronics, Inc. ("SIS
                         Microelectronics") and certain shareholders of SIS
                         Microelectronics dated as of March   , 1998.
            3.1(1)       Certificate of Incorporation of Registrant.
            3.2(1)       Bylaws of Registrant.
            3.3(1)       Form of Certificate of Amendment of the Certificate of
                         Incorporation of Registrant.
            3.4(1)       Form of Amended and Restated Certificate of Incorporation of
                         Registrant.
            5.1*         Opinion of Wilson Sonsini Goodrich & Rosati, P.C.
           10.1(1)       Form of Indemnification Agreement.
           10.2(1)       1996 Stock Option Plan and form of Stock Option Agreement.
           10.3(1)       1997 Director Option Plan and form of Director Option
                         Agreement.
           10.4(1)       1997 Employee Stock Purchase Plan and form of Subscription
                         Agreement.
           10.5(1)       Registration Agreement dated May 28, 1996 among the
                         Registrant and certain stockholders of the Registrant, as
                         amended October 3, 1996.
           10.6(1)       Lease Agreement by and between Wolfe Road Investments No. 3 and the Registrant dated December 5, 1996.
           10.7          Business Loan Agreement dated February 27, 1998 between the
                         Registrant and U.S. Bank National Association.

        EXHIBIT NUMBER                     DESCRIPTION OF DOCUMENT
        --------------                     -----------------------
           16.1(1)       Letter from KPMG Peat Marwick LLP to the Securities and
                         Exchange Commission dated March 6, 1997.
           21.1          Subsidiaries of Registrant.
           23.1          Consent of Deloitte & Touche LLP.
           23.2          Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).
           24.1(1)       Power of Attorney (see page II-4).
           27.1          Financial Data Schedule.


        -----------------------
         *  To be supplied by amendment.

        (1) Previously filed.


        (b) CONSOLIDATED FINANCIAL STATEMENT SCHEDULE

            Schedule II -- Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on March 17, 1998.


                                          Aspec Technology, Inc.

                                          By:    /s/ CONRAD J. DELL'OCA

                                            ------------------------------------
                                                     Conrad J. Dell'Oca
                                               President and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY


     Pursuant to the requirements of the Securities Exchange Act of 1933, on March 17, 1998 this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated:



                       SIGNATURE                                             TITLE
                       ---------                                             -----

/s/ CONRAD J. DELL'OCA                                     Chairman of the Board, President and Chief
--------------------------------------------------------     Executive Officer (Principal Executive
Conrad J. Dell'Oca                                                          Officer)

/s/ MITCHELL D. BOHN                                              Chief Operating Officer and
--------------------------------------------------------      Chief Financial Officer and Director
Mitchell D. Bohn                                          (Principal Financial and Accounting Officer)

/s/ JAI P. SHIN*                                                            Director
--------------------------------------------------------
Jai P. Shin

/s/ Y.S. FU*                                                                Director
--------------------------------------------------------
Y.S. Fu

/s/ CHENG MING LEE*                                                         Director
--------------------------------------------------------
Cheng Ming Lee

/s/ WALTER G. KORTSCHAK*                                                    Director
--------------------------------------------------------
Walter G. Kortschak

/s/ JEFFREY D. SAPER*                                                       Director
--------------------------------------------------------
Jeffrey D. Saper

*By: /s/ CONRAD J. DELL'OCA
                ----------------------------------------
                Conrad J. Dell'Oca
                Attorney-in-fact

                                                                     SCHEDULE II

                             ASPEC TECHNOLOGY, INC.

                             VALUATION AND QUALIFYING ACCOUNTS
                                       (IN THOUSANDS)


                                             BALANCE AT
ALLOWANCES FOR ACCOUNTS RECEIVABLE FOR THE  BEGINNING OF    CHARGED TO COSTS                     BALANCE AT END
     FISCAL YEARS ENDED NOVEMBER 30,           PERIOD         AND EXPENSES      DEDUCTIONS(1)      OF PERIOD
------------------------------------------  ------------    ----------------    -------------    --------------
1995..................................          $ --              $ --               $--                --
1996..................................            --               310               10                300
1997..................................           300                --               --                300


---------------
(1) Write-off of accounts, net of recoveries.

                               INDEX TO EXHIBITS


    EXHIBIT NUMBER                     DESCRIPTION OF DOCUMENT
    --------------                     -----------------------
     1.1*            Form of Underwriting Agreement.
     2.1(1)          Agreement and Plan of Merger of Aspec Technology, Inc., a
                     Delaware corporation, and Aspec Technology, Inc., a
                     California corporation.
     2.2*            Agreement and Plan of Reorganization by and among the
                     Registrant, SIS Microelectronics, Inc. ("SIS
                     Microelectronics") and certain shareholders of SIS
                     Microelectronics dated as of March   , 1998.
     3.1(1)          Certificate of Incorporation of Registrant.
     3.2(1)          Bylaws of Registrant.
     3.3(1)          Form of Certificate of Amendment of the Certificate of
                     Incorporation of Registrant.
     3.4(1)          Form of Amended and Restated Certificate of Incorporation of
                     Registrant.
     5.1*            Opinion of Wilson Sonsini Goodrich & Rosati, P.C.
    10.1(1)          Form of Indemnification Agreement.
    10.2(1)          1996 Stock Option Plan and form of Stock Option Agreement.
    10.3(1)          1997 Director Option Plan and form of Director Option
                     Agreement.
    10.4(1)          1997 Employee Stock Purchase Plan and form of Subscription
                     Agreement.
    10.5(1)          Registration Agreement dated May 28, 1996 among the
                     Registrant and certain stockholders of the Registrant, as
                     amended October 3, 1996.
    10.6(1)          Lease Agreement by and between Wolfe Road Investments No. 3 and the Registrant dated December 5, 1996.
    10.7             Business Loan Agreement dated February 27, 1998 between the
                     Registrant and U.S. Bank National Association.
    16.1(1)          Letter from KPMG Peat Marwick LLP to the Securities and
                     Exchange Commission dated March 6, 1997.
    21.1             Subsidiaries of Registrant.
    23.1             Consent of Deloitte & Touche LLP.
    23.2             Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).
    24.1(1)          Power of Attorney (see page II-4).
    27.1             Financial Data Schedule.


---------------

 *  To be supplied by amendment.

(1) Previously filed.